Annual Report 2001


NEW PENN
ARNOLD
MACK

Roadway® Corporation

Roadway® Corporation

Roadway Express
S.A. de C.V.

Table of Contents

Investor Overview

	2001	2000
	(dollars in thousands, except per share data)	
Revenue	**$ 2,791,748**	$ 3,039,560
Operating Income	**$ 59,183**	$ 96,412
Net Income	**$ 30,837**	$ 56,542
Earnings Per Share - Basic	**$ 1.67**	$ 3.03
Earnings Per Share - Diluted	**$ 1.64**	$ 2.98
Ratio of Current Assets to Current Liabilities	**0.87**	1.11
Long-Term Debt to Equity Ratio	**0.85**	-0-
Total Assets	**$ 1,302,849**	$ 870,405
Total Shareholders' Equity	**$ 359,895**	$ 339,871

- Roadway Corporation common stock trades on The Nasdaq Stock Market® under the symbol ROAD.
- Roadway Corporation is dedicated to expanding its transportation-related service offerings through a portfolio of strategically linked transportation companies.
- The Corporation creates shareholder value by identifying acquisition, merger, partnership and other opportunities related to its core competencies in transportation and related e-business solutions.
- Headquartered in Akron, Ohio.

Annual Net Income ($ millions)



60
50
40
30
20
10
0
$ 36.9
$ 26.0
$ 45.8
$ 56.5
$ 30.8
1997
1998
1999
2000
2001

Annual Revenues ($ billions)



4
3
2
1
0
$ 2.67
$ 2.65
$ 2.81
$ 3.04
$ 2.79
1997
1998
1999
2000
2001

Letter to Our Shareholders

The year 2001 will be long remembered as one when a terrorist act put an indelible mark in our history and changed the transportation system in our country forever. Even before September 11, 2001, the year was difficult, with tonnage levels 12.3 percent below comparable periods in 2000. After September 11, there was a dip, but tonnage returned to pre-September 11 levels within a couple of weeks. That is where we find ourselves today, as our economy works its way out of the dot-com bubble and the terrorist hangover that our country is now experiencing.

This economic slowdown is different from those we experienced in the past. Today, more of our costs are variable, so we can adjust to a downturn more effectively and faster than we did in the past. Our pricing environment is also much different because this downturn was not accompanied by a freight rate collapse. I think this is based on the fact that there is much less capacity than there was in the last slump, and most carriers now know that pricing below costs is a strategy of doom that cannot be defended. This said, I share with you the results of a very difficult year.



In 2001, we had revenues of $2.79 billion, down 8.2% when compared to revenues of $3.04 billion in 2000. Net income in 2001 decreased 45.5% to $30.8 million or $1.64 per share (diluted), when compared to net income of $56.5 million, or $2.98 per share, for 2000. Although our business levels, as indicated by total tonnage, were down in 2001, excluding the impact of the fuel surcharge, we increased revenue per ton by 4.5% versus last year.

These results are disappointing, but you should know that Roadway Express President Jim Staley and his team did a great job controlling costs in a very difficult environment. In fact, all of the Roadway Express employees worked very hard to maximize the bottom line in spite of the difficulties of the times.

Another excellent year in safety also helped the bottom line at Roadway Express. Their driver, dock and garage employees, who are members of the Teamsters union, turned in industry-leading safety statistics again in 2001.

Safety figures for drivers and dockworkers in Roadway Express' domestic operations were record-breaking. The number of miles driven between linehaul accidents rose to 969,018 miles, an improvement of more than 27% over the previous year. Miles between linehaul injuries improved 9%, to a total of 2,505,900 miles. Hours between P&D accidents increased to 8,185, an improvement of more than 18%. Hours between P&D injuries also increased, to a total of 22,616 hours. This is an improvement of more than 39% over the prior year. Hours between dock injuries increased to 27,424, an improvement of almost 19%. Hours between garage injuries were 34,901, the second best performance in the Company's history.

This achievement is outstanding, and it stands as a testimony to the success of the Company's safety programs, which stress accident and injury prevention through employee involvement and engagement. The 2001 ATA Industrial Safety Award, presented to Roadway Express by the American Trucking Associations, underscores the commitment of a safety-conscious workforce and management team.

Michael W. Wickham
Chairman of the Board and Chief Executive Officer

Our employees are the best in the industry. They are well-trained, experienced and part of a very stable workforce. We are proud of their professionalism and the way they care for our customers. The recognition and awards we receive reflect the fact that the public sees and appreciates the total commitment of our employees.

Technology continues to be a key to our operational efficiency, our customer service and our product offering. We have a very motivated and talented information systems development group led by Chief Information Officer Bob Obee. In 2001, they were recognized in several ways. For the second year in a row, *InformationWeek* magazine ranked Roadway among the 500 most innovative users of information technology. *InternetWeek* listed Roadway as one of the top 100 performers for leveraging Internet technology to deliver results. *InfoWorld* ranked us among the 100 best for the creative use of enterprise technology, and *ComputerWorld* magazine listed Roadway's IT group as one of the 100 best places to work. We also received the Voluntary Interindustry Commerce Standards (VICS) Collaborative Achievement Award for Best in Third-Party Logistics based on our internal systems and practices dedicated to cost-effective service and supply chain improvement.

We remain committed to using technology to make our North American system even more integrated and competitive. When it comes to information and customer service, our U.S., Canadian and Mexican operations are combined into a truly seamless network.

In May, we formed a holding company called Roadway Corporation. This was done to facilitate our strategy of adding service capabilities to our portfolio. The first addition was Integres Global Logistics, a joint venture involving Roadway, American Airlines, G-Log, Unisys, United Airlines and UTi Worldwide as equity holders. Integres is an online freight forwarding service that is unique in that it is owned by the companies whose assets will be used to provide the service. Integres officially began operation in January 2002.

The second addition was the acquisition of Arnold Industries. This purchase closed on November 30, 2001. We now hold next-day less-than-truckload (LTL) capabilities through the operation of New Penn, which is an established Northeast-region next-day carrier. New Penn has an excellent long-term management team and is recognized as having the best operating ratio in the LTL industry. Like Roadway, New Penn is a Teamster carrier.

Another addition as a result of the Arnold acquisition is Arnold Transportation Services (ATS), which is a regional truckload operation based in Jacksonville, Florida. ATS is a significant competitor in the truckload business in 37 mid-American and eastern states. Like New Penn, it too has an excellent management team.

We are proud to affiliate the Roadway name with both these companies. It is our intention, more than that, it is our *commitment*, to operate these companies as separate and autonomous units. They are good at what they do and we will not integrate them into the Roadway Express network, which is also good at what it does. Roadway, New Penn and ATS have distinctly different offerings.

We intend to keep Roadway Corporation a lean and unobtrusive holding company. We plan to quickly pay down the debt we took on to make this purchase as we look for our next acquisition. We are focused on acquiring companies that offer services that none of our current holdings provide in the transportation market. By bringing on New Penn, we now have expertise in the next-day ground market that we did not have before. We will look to expand, using their expertise and knowledge as the ideal model. We are not interested in owning companies that compete on a broad basis with each other. We want each of our holdings focused on dominating its market segment as measured by quality and profitability.

It has been a difficult year for all of us. The business aspect is only a part of the difficulty. A bigger part was the realization that we have an enemy who considers a suicide attack on innocent, unsuspecting citizens a ticket to paradise. That is impossible for most of us to grasp. We can, however, understand the challenge that we all have in our daily duties to shake off the effects of September 11 and return our economy to the health necessary to move our country and our cause forward. The free market in which we operate will allow us to respond to that challenge.

The employees of Roadway Express, New Penn and ATS are proud to be an integral part of our nation's transportation system. We are thankful to you, our shareholders, for the confidence you have in us.

Sincerely,

Michael W. Wickham
Chairman of the Board and Chief Executive Officer

January 23, 2002

Corporation Profile



Roadway Corporate Headquarters, Akron, Ohio

Roadway Corporation, a holding company, was formed in May to pursue acquisition, merger, partnership and other opportunities related to Roadway's core competencies in transportation and related e-business solutions. The corporate structure will remain lean with highly autonomous business units.

The Corporation's acquisition activities will focus on high quality, profitable companies that offer services not currently available from its other holdings. Business units will not compete with one another, and each will focus on dominating its market segment, as measured by quality and profitability.

In November, Roadway Corporation completed the purchase of Arnold Industries, which included New Penn Motor Express, Arnold Transportation Services and Arnold Logistics. The purchase was financed with a combination of borrowings and corporate bonds. Arnold Logistics was subsequently sold, and proceeds from that sale were used to pay down a portion of the debt.

New Penn is a highly profitable less-than-truckload (LTL) regional motor carrier providing next-day ground service in the northeastern U.S. New Penn has an excellent reputation for service and has achieved the best operating ratio in the trucking industry. Like Roadway Express, New Penn is a Teamster carrier operating under the National Master Freight Agreement. New Penn will retain its proven management team.

Strategically, the acquisition of New Penn provides Roadway Corporation with immediate entry into the next-day ground market, the fastest growing and most profitable segment in the transportation industry. The New Penn purchase will also supply the model for Roadway's further expansion in the next-day market, which is planned through the purchase of next-day carriers in additional geographical areas.

Arnold Transportation Services (ATS) is an irregular-route and dedicated truckload motor carrier headquartered in Jacksonville, Florida. ATS specializes in short-haul regional operations and is a significant competitor in the truckload business in 37 mid-American and eastern states. This purchase provides an additional channel to expand Roadway's product offering, better serve customer needs and grow through new opportunities in the truckload market. ATS will retain its current management team.

- The Roadway Companies recruit, hire and train the best candidates to maintain the most skilled, talented and safe workforce in the transportation industry.
- International Brotherhood of Teamsters (IBT) members have proven themselves to be an experienced, efficient and productive workforce.
- Driver retention is approximately 98%, reflecting excellent wages, benefits and working conditions.
- Roadway Express, Reimer Express and New Penn work with the IBT in areas of mutual interest, including safety, job security and competitiveness. They are participating with the IBT on initiatives that include a diesel exhaust study; a fatigue reduction pilot study at Roadway's Harrisburg, Pennsylvania, facility; and a jointly produced anti-sexual harassment video training program.

ARNOLD ACQUISITION
IMPROVES REVENUE MIX ($ in millions)


Roadway Express 2001 Revenue
(Actual)
Specialized Products
$387
National
LTL Service
$1,770
Truckload
Service
$193
14%
7%
Regional
LTL Service
$415
15%
64%
+ Arnold
Roadway Corporation 2001 Revenue
(Pro Forma)
Next-Day LTL Service
$214
Specialized
Products
$387
National
LTL Service
$1,770
7%
12%
Truckload
Service
$364
12%
56%
Regional
LTL Service
$415
13%

The acquisition of New Penn and ATS improves Roadway's revenue mix by reducing the Corporation's concentration in the more mature national LTL market. Both purchases are expected to add immediately to Roadway's profitability. Entering the next-day ground segment by acquisition versus a start-up has the benefit of not adding capacity to the marketplace.

Roadway Corporation participates as an equity partner in Integres Global Logistics, Inc., an integrated air freight and logistics service provider. This partnership fits the Corporation's strategy to develop next-day and expedited markets, and it broadens Roadway Express' current domestic and international expedited offerings. Since Roadway Express will serve as the primary ground carrier for Integres, the partnership also provides a new channel for market and business development.

Integres combines the assets and experience of world-class transportation carriers with the power of Internet technologies to offer shippers a single-source solution for the multimodal shipment of heavy freight. Integres' service was officially launched in January 2002.

Other members of this strategic partnership include: American Airlines and United Airlines, which provide worldwide cargo networks; G-Log, which provides a state-of-the-art transportation management system; Unisys, which is responsible for customizing, integrating and operating the partner information technology systems; and UTi Worldwide, a global logistics service provider and customs broker.

The acquisitions and partnerships pursued in 2001 were just the first steps in Roadway's strategy of growth and diversification. A diversified portfolio of transportation and related e-business solutions will allow Roadway to respond to marketplace shifts. The ability to respond quickly and efficiently is the key to revenue growth, maximizing profitability and increasing shareholder value.

CORPORATE PRIORITIES

- Maintain a strong balance sheet and investment-grade profile
- Finance capital needs from cash flow
- Pay down debt as quickly as possible
- Carefully manage capital expenditures
- Leverage New Penn's knowledge and expertise to extend next-day service into new geographical areas
- Explore additional promising merger and acquisition opportunities

Roadway Express, Inc.



ROADWAY
ROADWAY
277116
279491
PJD 365
P335044

- Founded in 1930
- Headquartered in Akron, Ohio
- 346 U.S. terminals
- 26,100 employees
- 10,700 tractors
- 34,500 trailers
- Average shipment weight 1,135 lbs.
- Average length of haul 1,312 miles
- Commodities carried include industrial, commercial and retail goods

Roadway Express is the largest operating unit within Roadway Corporation. It specializes in two-day and beyond less-than-truckload (LTL) service throughout North America and provides export service to 66 nations worldwide.

Service within Canada is provided by Reimer Express Lines Ltd. Service within Mexico is provided by Roadway Express S.A. de C.V. Both companies are subsidiaries of Roadway Express. All three companies provide seamless cross-border services that operate under the same unified management and information technology system.

Roadway's vast national and international LTL network puts each customer at the center of a regional network. This is a significant competitive advantage, since regional competitors cannot offer national service outside of their limited geographic reach.

Roadway Express delivers 23% of its shipments within two days. Regional service now makes up 15% of Roadway's revenue, an indication of the Company's strong showing in the regional marketplace.

ROADWAY 2001 REVENUE

BREAKDOWN BY FREIGHT RECIPIENT



Other 3%
Services 6%
Manufacturing 26%
Retail Trade 23%
Transportation & Utilities 17%
Wholesale Trade 25%

The Roadway Express customer base is diverse, limiting the Company's exposure to risk. No single customer accounts for more than 5% of the Company's total business.

INFORMATION TECHNOLOGY

Roadway's state-of-the-art Information Technology (IT) systems, coupled with its nationwide LTL network, provide a competitive advantage and give customers the highest levels of service available in the LTL industry. While avoiding the dot-com debacle, Roadway Express has actively positioned itself to take advantage of transportation-related e-business opportunities.



MY.ROADWAY!
LOG IN HERE
US•CANADA•MEXICO

The integration of scheduling and management systems provides optimum transit routing and real-time shipment information from pickup through delivery and invoicing. Shipment status information is available to customers via the Company's public and private Web sites, *www.roadway.com* and *my.roadway.com*. Customers can also receive online rate quotes, pickup confirmation and delivery notification. Online document retrieval, bill of lading preparation and pickup requests are also available.

Leveraging its IT systems and e-business applications, Roadway Express has strategically positioned itself within the supply chain management arena, a fast-growing area in today's market. In addition, a data warehouse containing comprehensive customer information enables the Company to understand its costs and the profitability of each segment of its business in depth.

ROADWAY EXPRESS PRIORITIES

- Continue to improve core service performance and profitability
- Manage freight network capacity to maintain profitable business levels
- Manage customer portfolio for enhanced yield
- Grow revenue and profit through specialized services
- Leverage value of North American network
- Continue to pursue e-capabilities to support supply chain management opportunities

Roadway Express, Inc. (cont.)

SAFETY
The year was another excellent one in the area of safety. Roadway Express is fully committed to the safety of its employees and the public, both from a cost-control perspective and because it's the right thing to do. The Company strives to provide a healthy, injury-free workplace through proactive prevention programs.

Roadway's proprietary Prevention Improvement Process has been very effective in reducing injuries and lowering workers' compensation costs. When injuries do occur, Roadway has an Early Return to Work Program that allows employees to return to modified-duty work as soon as they are able. The program benefits employees by lowering the risk of reinjury and easing the transition back to full-capacity work.

Accident reduction is also targeted by the Prevention Improvement Process, and operating equipment (tractors, trailers, forklifts, etc.) undergoes regular safety inspections and preventative maintenance.

Over 18% of Roadway's active drivers have logged more than one million consecutive miles without a preventable accident. Forty-seven drivers have reached three million miles and two have reached four million.


NATIONAL CHAMPION
ROADWAY
David
AMERICAN TRUCKING ASSOCIATIONS
2001 NATIONAL TRUCK DRIVING CHAMPIONSHIPS

David McDonald
National Driving Champion

CUSTOMER SERVICE
Roadway Express actively seeks to partner with its customers to provide the best possible service. The Company continues to be customer focused and committed to its customers' success. Roadway's advanced IT systems support knowledgeable customer service professionals who provide customers with personal assistance for their specialized shipping needs. Customers can also access *www.roadway.com* or *my.roadway.com* for complete around-the-clock online service.

Roadway Express received a number of awards based on the excellence of its customer service in 2001.

- The Military Traffic Management Command Quality Award for outstanding service to the Department of Defense during 2000.
- The 2001 LTL Nationwide Carrier of the Year award from the National Small Shipments Traffic Conference. The award recognizes LTL providers for leadership, service and innovation.
- The 2001 United States Postal Service (USPS) Quality Supplier Award in the Large Business–Operational Services category. Selection was based on a clearly demonstrated desire to exceed customer expectations.
- The 2000 Vendor of the Year–Less-than-Truckload category award from Mitsubishi Digital Electronics. Recipients demonstrated dedicated customer focus.
- The 2000 Ryder Carrier Quality Award in the National Carrier category from Ryder System, Inc. Criteria included on-time service, claims performance, customer service, technology, economic value and innovation.
- The Less-than-Truckload (LTL) Carrier of the Year 2000 from Char-Broil. The award recognized Roadway's outstanding overall performance in a number of areas including customer service and technology.
- Recognized as one of the top Quest for Quality LTL carriers for 2001 by the *Logistics Management & Distribution Report*. Roadway was selected by shippers for its high standards of performance in customer service, on-time performance, innovation in IT, and equipment and operations.

REMAINING COMPETITIVE
IN A CHANGING MARKETPLACE

Investments in new technological applications have resulted in dock, yard, linehaul, pickup and delivery savings and efficiencies. These efficiencies have resulted in the reduction of transit times between 100,000 points. Additional improvements are anticipated in 2002.


ROADWAY

After reengineering its nationwide LTL network to provide more two-day points than ever before, Roadway expanded its "Express From" service, which provides regional service and speed throughout North America.

During 2001, Roadway Express positioned itself for the January 2002 launch of Roadway Air, the Company's first entry into the domestic air freight market. Utilizing the unique Integres model, Roadway Air provides reliable, competitive air freight service to shippers in the domestic expedited air freight markets.

With its nationwide long-haul network, fully integrated subsidiaries in Canada and Mexico and advanced information systems and processes, Roadway provides seamless cross-border service. Specially trained personnel on site at each border crossing monitor and expedite shipments, ensuring freight moves smoothly and quickly to its destination.

The Company also enhanced its guaranteed LTL services under the umbrella of Time-Critical Services, further simplifying purchase decisions for customers. This business segment continues to grow, reflecting current marketplace trends. In addition to its air freight and time-based offerings, Roadway provides transportation services for volume shipments, tradeshow exhibits, cold-sensitive products and product returns. These specialized services provide growth opportunities that involve little or no start-up costs and offer attractive and sustainable yields.

QUALITY

Roadway Express was the first national LTL carrier to receive system-wide ISO 9002 certification. ISO certification is recognized internationally and attests to the effectiveness of the Company's quality processes, especially in the areas of operations and customer service. Regular recertification audits ensure that standards are maintained. The achievement of ISO certification was due in no small part to the excellence of Roadway's information technology systems, which support every aspect of Company operations.

ENVIRONMENT

Roadway Express is fully committed to environmental responsibility and has implemented a number of innovative programs designed to conserve precious resources. Employee training, recycling, fuel efficient engines, use of alternative fuels and advanced leak detection devices on underground storage tanks are just some of Roadway's proactive efforts.


ROADWAY
Environmental
Stewardship
Award
2000

HUMAN RESOURCES

Roadway Express recognizes that its people are its greatest asset. The Company's Performance Management program provides an excellent opportunity for career planning and the development of action plans to help people achieve their goals.

Recognizing that employee commitment is vital to the success of any organization, Roadway actively seeks to engage all members of the workforce in the success of the Company and their fellow employees. To accomplish this, the Company has developed the Engagement through Education in the Fundamentals of Business program, which helps employees better understand Roadway's business and their role in it.

Roadway's diversity initiative seeks to achieve breakthrough performance by continuing to develop and support a corporate culture that values, encourages and engages a talent-rich, diverse workforce supportive of an increasingly diverse customer base.

As a unionized carrier, Roadway's wages and benefits are among the best in the industry, enabling it to attract and retain a highly skilled workforce. Driver retention is 98%, and the average length of service is 11.5 years. This experienced, stable workforce provides a competitive advantage by enabling the Company to adapt quickly to change, a critical requirement in today's transportation market.

Reimer Express Lines Ltd.


REIMER
EXPRESS LINES LTD.

- Subsidiary of Roadway Express, Inc.
- Founded in 1952
- Headquartered in Winnipeg, Manitoba
- 22 terminals
- Commodities carried include industrial, retail and commercial goods

Reimer Express Lines Ltd., a subsidiary of Roadway Express, is Canada's largest common carrier, specializing primarily in less-than-truckload (LTL) service. Reimer Express offers customers a fully integrated state-of-the-art transportation system extending across Canada, the U.S. and Mexico, with service to Puerto Rico and 66 other countries. The Company celebrates 50 years of operation in 2002.

In December, Reimer Express expanded direct service to all points in the Atlantic Provinces of New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland, becoming one of the few carriers serving Canada coast to coast and the first to provide domestic and international service in all provinces.

INFORMATION TECHNOLOGY (IT) SYSTEMS
Reimer Express is fully integrated into Roadway's state-of-the-art IT systems, which provide a significant competitive advantage and allow the Company to give customers the best available customer service.

Shipment status information is available to customers via the Company's public and private Web sites, *www.ReimerExpress.com* and *my.ReimerExpress.com*. Customers can also receive online rate quotes, pickup confirmation and delivery notification. Online document retrieval, bill of lading preparation and pickup requests are also available.

SAFETY
Highway safety is of paramount importance at Reimer Express. The Reimer Express Driver Training Institute is a vital part of Reimer Express' overall commitment to delivering superior freight transportation service. The school provides driver training to the entire trucking industry and has been so successful that it has been accredited to deliver training programs by the Canadian Trucking Human Resources Council.

Reimer Express drivers have excellent safety records. A total of 139 drivers have logged more than one million miles without a preventable accident. Of these drivers, twenty-four have reached more than two million accident-free miles, five have driven more than three million miles and one has traveled more than four million miles without a preventable accident.

Reimer Express drivers regularly compete in truck driving championships. In October, Larry Radons and Harvey Gording placed first in their classes in national competition, with Larry Radons being named Grand Champion. Between them, these two drivers have won the grand champion honors for Canada in four of the last eight national competitions.

Roadway Express S.A. de C.V.


ROADWAY
ROADWAY
MONTERREY
REYNOSA

Roadway Express S.A. de C.V., a subsidiary of Roadway Express, provides seamless cross-border service direct to all significant market areas in Mexico.

Roadway Express S.A. de C.V. manages a dedicated fleet of equipment with satellite tracking and a workforce trained to Roadway standards. Fully integrated information systems facilitate the cross-border process and provide customers with real-time shipment status information, rate quotes, routing information, required documentation and instant document retrieval in addition to other valuable services.

Specially trained Roadway personnel located at border crossings monitor and expedite each international shipment. Customer service is available around the clock by phone or online.

A leader in facilitating cross-border trade between Mexico and the U.S., Roadway received the U.S. government's Hammer Award for improving the effectiveness of its Automated Export System (AES). AES creates a standard electronic format for exchanging transport and commodity data.

In December 2001, Roadway expanded Mexican operations with the opening of a new terminal in Puebla, Mexico, bringing the terminal count to 11 interior facilities and eight cross-border terminals serving the interior and Maquiladora markets. This expansion is part of Roadway's strategy to develop an LTL infrastructure capable of handling Mexico's anticipated economic growth.

- Subsidiary of Roadway Express, Inc.
- Operations established in 1989
- Headquartered in Nuevo Laredo, Mexico
- 19 facilities serving Mexico
- Commodities carried include electronics, textiles, and automotive and numerous consumer products
- Border Ambassador Service tracks all international shipments
- Dedicated linehaul fleet with satellite tracking guarantees daily scheduled service

New Penn Motor Express, Inc.


NEW PENN
MACK
1012

New Penn Motor Express is a next-day regional less-than-truckload (LTL) motor carrier of general commodities. New Penn has terminals in the northeastern U.S., Quebec and Puerto Rico. The Company also provides service to portions of the midwestern and southeastern U.S. and Ontario, Canada, through partnerships with other next-day regional carriers.

The Company was founded in 1931 and is regarded as one of the most efficient carriers in the LTL industry. Over 95% of New Penn's shipments are next-day. A reengineering initiative last year shaved two hours off the delivery process, allowing 70% of shipments to be delivered before noon and setting a new standard in LTL transportation.

Earlier deliveries allow retailers, manufacturers and distributors to provide their customers with a higher level of service, a competitive advantage in today's tight markets.

New Penn's interactive Web site, *www.newpenn.com*, provides customers with a number of tools to improve productivity

- Founded in 1931
- Headquartered in Lebanon, Pennsylvania
- 95% of shipments delivered next-day in the Northeast
- International service to Ontario, Quebec and Puerto Rico
- 23 terminals
- 1,700 employees
- 800 tractors
- 1,600 trailers
- Average shipment weight 1,011 lbs.
- Commodities carried include industrial, commercial and retail goods

and shipment visibility. Tools include an early warning report of shipment exceptions, a third-party payables report, a report of open invoices and instant document retrieval. The Company's computerized dispatch system with onboard computers, which have been rolled out to over 90% of the P&D fleet, and its imaging system are fully integrated with the Web site, providing customers with substantial competitive advantages.

SAFETY

New Penn is committed to highway safety for its employees and the motoring public. New Penn drivers are members of the International Brotherhood of Teamsters (IBT) and are among the finest in the nation. They have an excellent safety record, which has helped New Penn retain its high standard of reliability. The retention rate for drivers is 97%.

Seventy-three employees have driven one million miles without a preventable accident, and two employees have driven over two million accident-free miles.

CUSTOMER SERVICE

New Penn's customer service is unmatched in the industry and serves to differentiate the Company from its competitors. More than 99.8% of its shipments are handled claim-free. During 2001, New Penn received several awards for outstanding service:

- The 2000 LTL Re-Distribution Carrier Award from the WPG Shippers Association for New Penn's 100% on-time delivery. WPG is a not-for-profit organization that provides transportation and logistics services for its member companies in the paper, plastics and other manufacturing industries.
- The 2000 Carrier of the Year award from GlaxoSmithKline Consumer Healthcare Northeast Regional Distribution Center. New Penn outperformed all other LTL carriers to win the award, which was announced in May 2001.
- Recognized for service excellence in the August 2001 issue of *Logistics Management & Distribution Report* magazine based on a survey of over 3,000 readers. Carriers were rated in five performance areas: on-time performance, value, information technology, customer service and equipment and operations.
- Recognized by Trendway, a major office furniture manufacturer. With the lowest number of damaged parts per million shipped, New Penn outperformed the competition to receive the honor.



Onboard computers used by New Penn P&D drivers (below) improve productivity and are linked to New Penn's interactive Web site, www.newpenn.com, to provide real-time shipment status updates to customers (above).



Arnold Transportation Services, Inc.



Arnold Transportation Services (ATS) is an irregular-route and dedicated truckload carrier headquartered in Jacksonville, Florida. ATS specializes in regional and interregional service and is a significant competitor in the truckload business in 37 mid-American and eastern states.

INFORMATION TECHNOLOGY
State-of-the-art information technology, featuring a proprietary dispatch system and onboard computers, allows operations teams to instantly route shipments to meet critical delivery schedules.

SAFETY
ATS is strongly committed to safety. For the sixth consecutive year, accident frequency and lost-time workers' compensation claims were down. Total accident frequency was down 15% and lost-time injuries were down 19% from 2000.

The Company's tractor fleet is less than four years old and is supported by comprehensive inspection and maintenance programs to ensure reliability. Equipment is constantly updated with the latest safety features to ensure reliability.

All drivers are carefully screened prior to hire, and the Company offers continuing training to maintain its high professional standards. ATS facilities that exceed Company safety goals each year receive a safety achievement award. In 2001, employees at the Jacksonville facility won the award for the third consecutive year. As a result of this commitment to safety, ATS has achieved the highest safety rating awarded by the Department of Transportation.

The Company has 47 "million-mile" safe drivers. Driver Mitchell Favors also holds the National Driver of the Year title awarded by the Truckload Carriers Association. In addition, the Georgia Motor Trucking Association presented ATS with its first-place award for the lowest accident frequency rate for a carrier running over 20 million miles annually.

CUSTOMER SERVICE
The Company's customer service efforts are supported by its advanced IT systems, which enable ATS to provide customers with reliable on-time service. In recognition of the Company's continued reliability, Appleton Papers presented ATS with its Eagle Award for 100% on-time service for the fourth consecutive year.

- Operations began in 1978
- Headquartered in Jacksonville, Florida
- Regional and interregional irregular-route and dedicated truckload carrier
- Largely Fortune 500 customer base
- 800 company-owned tractors
- 500 owner-operator tractors
- 4,200 trailers
- Average length of haul 451 miles

Management's Discussion and Analysis of Financial Condition and Results of Operations

2001 COMPARED TO 2000

The Company's net income of $30.8 million or $1.64 per share (diluted) for the year ended December 31, 2001 declined from $56.5 million or $2.98 per share (diluted) for the prior year. Deteriorating economic conditions during 2001 led to a tonnage decline at Roadway Express of 12.6% or over 1 million tons compared to the prior year. The operating ratio for the Company deteriorated to 97.9% from 96.8% in 2000. Net revenue was $2.79 billion in 2001 versus $3.04 billion in 2000, an 8.2% decline.

Revenue per ton for Roadway Express, excluding the 0.5% reduction in the fuel surcharge, was 4.5% higher than last year. A variable rate fuel surcharge, assessed by the Company when the national average price of diesel fuel exceeds $1.10 per gallon, has been in effect at varying rates since 1999. The increase in rates, despite the current economic conditions, reflects the relatively stable pricing environment and our customers' recognition of the value of our product offerings in the marketplace and the quality of our service. Roadway Express did not encounter significant changes in the overall characteristics of its freight, such that the average shipment size increased six pounds to 1,135 pounds, and the average length of haul increased to 1,312 miles, up 11 miles over 2000. Revenue declined in all of our service offerings except for specialized domestic products, which grew 4.2%. Specialized domestic products include Time-Critical, Ocean Service, Exhibit Service, International North America, and Protective Service.

The Company's ongoing initiatives to improve operating margins resulted in a more variable cost structure and better cost controls, which has improved our flexibility and response to the slowing economy.

Salaries, wages, and benefits increased to 63.9% of revenue, up from 62.2% in 2000. 1.2% of this increase is attributable to employee health and pension benefits, and 0.5% is attributable to driver wage expenses. Intercity drivers drove a greater percentage of the linehaul miles compared to a reduced percentage utilizing railroads. Driver wages in the city operation increased as a percentage of revenue as the Company continued to maintain coverage with all customers, despite reduced tonnage. All other salary and wage related expenses declined consistent with business levels. Due to the reduced business levels, the Company's workforce has been reduced by 9% through layoffs and hiring restrictions, when compared to the year 2000.

Operating supplies and expenses dropped 11.8%, which was in line with reduced business volume. Costs which declined greater than business levels were fuel, pickup and delivery equipment rents, and terminal supplies. Long-term tractor lease expense increased 16%, reflecting the replacement of older linehaul tractors with new, leased equipment.

Purchased transportation costs declined 10.5%, with railroad use 20% below a year ago. Railroad miles decreased to 25.3% of linehaul miles, compared to 27.9% in 2000. Canadian and Mexican owner operator costs increased by 6.2%, reflecting the continued growth of our North American network.

The 26% decrease in claims and insurance expense reflects a reduction in costs associated with cargo loss and damage and public liability claims. These decreases reflect the reduction of business levels, improved cargo handling performance, and improved driver safety performance. These performance improvements are partially due to the Company's programs emphasizing employee safety, accident prevention, and cargo integrity. Heightened security measures have been enacted to protect our employees, our customers' freight, and our property and equipment to prevent criminal activities. The Company has been able to maintain adequate insurance coverage; however, insurance premiums have increased compared to last year.

Depreciation expense increased 28.4%, reflecting recent capital expenditures for tractors, trailers, and information technology expenditures.

The operating income of $59.2 million, or 2.1% of revenue compares to an operating income of $96.4 million, or 3.2% of revenue in 2000.

The net other expense of $6 million is due to an employment-related legal judgement, other non-operating expenses of $0.9 million, and net interest expense of $0.4 million during the year. The income tax rate of 42.0% compares with 42.5% in 2000. The Company's tax rate in 2001 differs from the federal statutory rate due to non-deductible operating expenses, state income taxes, and the impact of foreign operations.

These results include New Penn and ATS from December 1, 2001, which added $27 million of revenue, or approximately 1% of the total for 2001. On a pro forma basis, had the acquisition occurred on January 1, 2001, revenue would have increased $358 million, operating income would have increased $34 million, the operating ratio would have improved to a 97.0%, and earnings per share would have increased $0.24. These pro forma results are not necessarily indicative of actual performance had the acquisition occurred on January 1, and are no guarantee of future operating results.

2000 COMPARED TO 1999

The Company had net income of $56.5 million or $2.98 per share (diluted) for the year ended December 31, 2000, compared to income of $45.8 million, or $2.39 per share (diluted) in 1999. Revenue increased 8.0% to $3.04 billion in 2000, while operating expenses rose 7.6%, leading to the improvement in the operating ratio to 96.8%, down from 97.3% in 1999. The Company delivered 8.4 million tons of freight in 2000, which is flat compared to 1999. Less-than-truckload (LTL) tonnage was up 1.4%, and truckload tonnage was down 5.7% compared to the prior year.

Underlying freight rates improved due to the general rate increases effective in September of 1999 and 2000, and contractual rate modifications throughout the year. Net revenue per ton was $359.90 in 2000, up 8.0% compared to 1999. LTL revenue per ton increased 7.3%, and truckload revenue per ton increased 6.2%. The variable rate fuel surcharge resulted in an effective rate increase of 2.7%. The Company's specialized product offerings grew 17%.

Cost control efforts included operational changes to reduce transportation costs and maintain high service standards with technological enhancements that allowed improved load planning and scheduling, more effective use of road and rail capacity, and equipment enhancements such as deck trailers that allow greater cubic utilization. Significant investments were made in the system infrastructure for new hubs and service centers in several locations, the most significant of which were the Los Angeles basin, the New York City area, and the Pacific Northwest. Other cost control initiatives included continued emphasis on safety improvement, particularly with the Challenge 2000 program, cargo claims reductions, and aggressive administrative cost controls tied to process improvements and goal awareness. Challenge 2000 is a comprehensive effort at each of the Company's over 400 facilities to mobilize the entire workforce to reduce injuries and accidents, and improve safety.

Salaries, wages, and benefits rose 5.4% in 2000, and were 62.2% of revenue, down from 63.8% in 1999. The primary component of this dollar increase was the 3.2% increase in wages and benefits on April 1, 2000, under our labor contract. Linehaul driver wages increased 5.2%, reflecting the wage increase coupled with an increase in driver miles. Pickup and delivery wages increased 3.2%. Dock wages were up 4.3% due to the wage increase and additional LTL tonnage, which required more dock handling than truckload freight. Workers' compensation costs rose by $8.7 million, or 20%, due to increased dock hours, driver miles, and injury severity. Health, welfare, and pension expenses for all employees increased $18.1 million. The benefit costs were favorably impacted by the investment performance of the Company sponsored non-union pension fund, which resulted in a credit to pension expense of $3.3 million for the year. Indirect wage expenses increased $11.6 million, or 8.4%. Two-thirds of this increase related to performance-based variable pay that is directly linked to improved profits.

Operating supplies and expenses for 2000 were 16.3% above 1999. Fuel costs increased $41 million, as the Company's average fuel prices increased 67% over 1999. This dramatic rise in fuel prices was offset by the fuel surcharge discussed above. Equipment lease and rental expenses increased by $10.4 million, or 25% over 1999. This is primarily due to the Company's use of leases for linehaul tractor and trailer replacement. Terminal operating supply and service costs rose $15.4 million, or 13.1%. These increases relate to facility maintenance and security, communications, cargo packing supplies, and other miscellaneous items.

Purchased transportation expense increased $18.5 million during 2000, primarily due to growth in our Canadian and Mexican operations, which utilize owner-operators in linehaul service. The costs of purchased transportation services that the Company utilized, such as railroads, owner-operators, and purchased P&D service, were also impacted by fuel price hikes. For 2000, the portion of linehaul miles run on the railroads decreased slightly to 27.9% from 28.9% in 1999.

An increase of $1.7 million in insurance and claims expense reflected the impact of accident severity on public liability claims.

Depreciation expense increased primarily due to additional capital expenditures for revenue equipment, data processing equipment, and software. The loss on the sale of operating property arose from the disposal of old linehaul tractors that were replaced with leased units.

The operating income of $96.4 million or 3.2% of revenue compared to an operating income of $77.2 million or 2.7% of revenue in 1999.

The Company's tax rate in 2000 differed from the federal statutory rate due to non-deductible operating expenses, state income taxes, and the impact of foreign operations. The effective tax rate was 42.5% in 2000, compared to 42.6% in 1999.

LIQUIDITY AND CAPITAL RESOURCES

The Company remained debt free until the acquisition of Arnold Industries in November 2001. The acquisition was financed with borrowings under a new credit facility, proceeds from an accounts receivable securitization, the issuance of $225 million in senior notes, and with available cash.

The credit facility consists of a five-year, $150 million senior revolving credit facility with a $100 million sublimit for letters of credit, and a five-year $175 million senior term loan. As of December 31, 2001, there were no amounts outstanding under the revolving credit facility, but availability had been reduced by $52 million as a result of the issuance of letters of credit, primarily related to casualty claims.

MD&A (cont.)

The term loan was drawn in full to partially fund the acquisition of Arnold. After tax proceeds of $75 million from the sale of Arnold's logistics business (ARLO) were used to pay down borrowings on this facility. As of December 31, 2001, $100 million was outstanding under the term loan facility, with quarterly installments ranging from $2.5 million in 2002 to $7.5 million in 2006.

Under the accounts receivable securitization arrangement, Roadway Express can finance up to $200 million of its domestic accounts receivable. Under this arrangement, undivided interests in Roadway Express' domestic accounts receivable are sold through a special purpose entity (SPE), a wholly owned subsidiary of the Company, without recourse, to an unrelated third party financial conduit. At December 31, 2001, undivided interests in the accounts receivable pool aggregating $100 million were sold under this arrangement, leaving an additional $100 million available.

The arrangement provides that new Roadway Express accounts receivable are immediately sold to the SPE. The Company, through its SPE, retains the risk of credit loss on the receivables. The conduit has collection rights to recover payments from the receivables in the designated pool and Roadway Express retains collection and administrative responsibilities for the undivided interests in the pool.

The Company also issued $225 million of 8.25% senior notes due December 1, 2008. Interest is due semi-annually June 1 and December 1, commencing June 1, 2002.

The Company's Canadian subsidiary also has a $10 million credit facility available for borrowing under a secured revolving line of credit and bankers' acceptances. At year end nothing was outstanding on this facility.

At December 31, 2001, the Company had outstanding debt of $325 million, $18 million of which is classified as current on the December 31, 2001 balance sheet. Remaining borrowing capacity of $208 million was available under these arrangements at year end.

The financing arrangements include covenants that require the Company to comply with certain financial ratios, including leverage and fixed-charge coverage ratios, and maintenance of a minimum level of tangible net worth.

Management intends to promptly extinguish the outstanding debt as available cash flows permit, which will position the Company for other qualified acquisition opportunities.

Capital expenditures are financed primarily through internally generated funds. Future expenditures are expected to be financed in a similar manner, except for a planned replacement in 2002 of an additional 15% of Roadway Express' linehaul tractors through operating lease arrangements. During 2001, 9% of Roadway Express' linehaul tractors were replaced under operating leases. In addition to the leases mentioned above, capital expenditures of $105 million are planned for 2002. Most of the capital expenditures are designated for revenue equipment, facilities, and information systems. Management believes that cash flows from operations and current financing sources will be sufficient to support its working capital needs, projected capital expenditures, dividends to shareholders, and anticipated expenditures for other corporate purposes during 2002, as was the case in 2001.

The Company's pension plan assets declined 10.2% due to the stock market downturn in 2001. This may result in a requirement to fund the pension plan beginning in 2003, an event that has not occurred since we became an independent company in 1996.

The impact of inflation on operating expenses has been moderate in recent years.

OTHER MATTERS

Roadway developed significant new ventures during 2001. Roadway Corporation, a holding company, was formed to facilitate adding additional service capabilities. The most significant addition to the Company's service capabilities was the acquisition of Arnold Industries in November 2001. Two autonomous entities operating in separate segments were added, New Penn Motor Express and Arnold Transportation Services, as described in detail in Footnote 3 of the Audited Financial Statements. The Company became a minority partner in Integres Global Logistics, Inc., an integrated airfreight service provider. Other original Integres partners include United Airlines, American Airlines, Unisys, G-Log, and UTi Worldwide. Integres is a key component of Roadway Express' new service offering, Roadway Air, which began operations in January 2002.

Under the terms of the Teamster contract, which extends through March 31, 2003, wage and benefit increases approximating 2% will be effective April 1, 2002. The Company and the Teamsters have had ongoing discussions under auspices of the current contract. Both parties recognize the benefits in the marketplace of an early contractual agreement, and are making efforts to accomplish this task. Our intent is to settle the new contract earlier than the previous contract, which was settled seven weeks prior to the expiration date.

Reserves for casualty claims represent management's estimates of claims for property damage and public liability and workers' compensation. The Company manages casualty claims with assistance of a third party administrator (TPA) along with oversight by a major risk management provider. The Company is self-insured for these claims with retention limits that have varied over the years from $20,000 to $3,000,000. The liability balances are closely monitored by the Company and its TPAs using actual adjuster evaluations of each claim and a statistical benchmarking data base for analysis of reserve accuracy.

The Company receives notices from the EPA from time to time identifying it as a potentially responsible party (PRP) under the Comprehensive Environmental Response Compensation and Liability Act for various Superfund sites. The Company believes that its obligation with regard to these sites is not significant.

The Company has interest rate swap agreements with major commercial banks to fix the interest rate of its trailer leases from previous variable interest rates principally based on LIBOR. The value of the leases upon which the payments are based was not changed. The agreements, which expire from 2002 to 2004, fix the Company's interest costs at rates varying from 5.62% to 6.59% on leases with a notional amount of $25.8 million, and prevent the Company's earnings from being directly affected by changes in interest rates related to its trailer leases. The fair value of the Company's interest rate swaps at December 31, 2001 is a liability of approximately $592,000, net of income taxes, and has been determined using proprietary financial models developed by the lending institutions which are counterparties to the swap arrangements.

The Company may incur economic losses due to adverse changes in foreign currency exchange rates, primarily with fluctuations in the Canadian dollar and Mexican peso. A 10% adverse change in foreign currency exchange rates would have no material impact on future cash flows and earnings of the Company.

Potential fuel price increases, an unpredictable cost component for the Company are mitigated by a variable rate fuel surcharge as discussed in the results of operations above.

Consolidated Balance Sheets

Roadway Corporation and Subsidiaries

	December 31 2001	2000
	(in thousands, except share data)	
Assets		
Current assets:		
Cash and cash equivalents	$ 122,873	$ 64,939
Accounts receivable, including retained interest in securitized receivables, net	203,175	296,133
Prepaid expenses and supplies	15,865	16,760
Deferred income taxes	18,541	15,638
Total current assets	360,454	393,470
Carrier operating property, at cost	1,621,539	1,430,074
Less allowance for depreciation	1,013,614	1,001,389
Net carrier operating property	607,925	428,685
Goodwill, net	268,253	16,086
Deferred income taxes	31,054	29,118
Other assets	35,163	3,046
Total assets	$ 1,302,849	$ 870,405
Liabilities and shareholders' equity		
Current liabilities:		
Accounts payable	$ 216,765	$ 178,890
Salaries and wages	122,175	122,280
Current portion of long-term debt	18,000	–
Freight and casualty claims payable	56,153	51,876
Total current liabilities	413,093	353,046
Long-term liabilities:		
Casualty claims and other	66,070	60,904
Deferred income taxes	35,771	–
Accrued pension and postretirement health care	121,020	116,584
Long-term debt	307,000	–
Total long-term liabilities	529,861	177,488
Shareholders' equity:		
Preferred stock		
Authorized–20,000,000 shares; Issued–none	–	–
Common stock–$.01 par value;		
Authorized–100,000,000 shares; Issued–20,556,714 shares	206	206
Additional paid-in capital	38,555	40,430
Retained earnings	362,123	335,157
Accumulated other comprehensive loss	(9,741)	(6,725)
Unearned portion of restricted stock awards	(10,417)	(8,990)
Treasury shares (1,179,900 shares in 2001 and 1,166,386 shares in 2000)	(20,831)	(20,207)
Total shareholders' equity	359,895	339,871
Total liabilities and shareholders' equity	$ 1,302,849	$ 870,405

See accompanying notes.

Statements of Consolidated Income

Roadway Corporation and Subsidiaries

	Year ended December 31		
	2001	2000	1999
	(in thousands, except per share data)		
Revenue	**$ 2,791,748**	$ 3,039,560	$ 2,813,214
Operating expenses:			
Salaries, wages and benefits	**1,785,117**	1,889,928	1,793,594
Operating supplies and expenses	**480,529**	544,774	468,452
Purchased transportation	**275,637**	308,089	289,544
Operating taxes and licenses	**71,624**	78,271	76,113
Insurance and claims	**47,728**	64,442	62,700
Provision for depreciation	**71,512**	55,675	45,492
Net loss on sale of carrier operating property	**418**	1,969	103
Total operating expenses	**2,732,565**	2,943,148	2,735,998
Operating income	**59,183**	96,412	77,216
Other income (expense):			
Interest expense	**(2,755)**	(341)	(716)
Other, net	**(3,261)**	2,213	3,245
	(6,016)	1,872	2,529
Income before income taxes	**53,167**	98,284	79,745
Provision for income taxes	**22,330**	41,742	33,972
Net income	**$ 30,837**	$ 56,542	$ 45,773
Earnings per share-basic	**$ 1.67**	$ 3.03	$ 2.43
Earnings per share-diluted	**$ 1.64**	$ 2.98	$ 2.39
Dividends declared per share	**$ 0.20**	$ 0.20	$ 0.20

See accompanying notes.

Statements of Consolidated Shareholders' Equity

Roadway Corporation and Subsidiaries

	Total	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Unearned Portion of Restricted Stock Awards	Treasury Shares
				(in thousands)			
Year ended December 31, 1999							
Balance at January 1, 1999	$ 249,609	$ 206	$ 42,057	$ 240,592	$ (6,041)	$ (6,862)	$ (20,343)
Net income	45,773			45,773			
Foreign currency translation adjustments	450				450		
Total comprehensive income	46,223						
Dividends declared	(3,875)			(3,875)			
Treasury stock activity – net	116						116
Restricted stock award activity	(1,118)		(471)			(647)	
Balance at December 31, 1999	290,955	206	41,586	282,490	(5,591)	(7,509)	(20,227)
Year ended December 31, 2000							
Net income	56,542			56,542			
Foreign currency translation adjustments	(1,134)				(1,134)		
Total comprehensive income	55,408						
Dividends declared	(3,875)			(3,875)			
Treasury stock activity – net	20						20
Restricted stock award activity	(2,637)		(1,156)			(1,481)	
Balance at December 31, 2000	339,871	206	40,430	335,157	(6,725)	(8,990)	(20,207)
Year ended December 31, 2001							
Net income	**30,837**			**30,837**			
Foreign currency translation adjustments	**(2,424)**				**(2,424)**		
Derivative fair value adjustments	**(592)**				**(592)**		
Total comprehensive income	**27,821**						
Dividends declared	**(3,871)**			**(3,871)**			
Treasury stock activity – net	**(624)**						**(624)**
Restricted stock award activity	**(3,302)**		**(1,875)**			**(1,427)**	
Balance at December 31, 2001	**$ 359,895**	**$ 206**	**$ 38,555**	**$ 362,123**	**$ (9,741)**	**$ (10,417)**	**$ (20,831)**

See accompanying notes.

Statements of Consolidated Cash Flows

Roadway Corporation and Subsidiaries

	Year ended December 31		
	2001	2000	1999
	(in thousands)		
Cash flows from operating activities			
Net income	**$ 30,837**	$ 56,542	$ 45,773
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	**72,877**	56,878	45,635
Loss on sale of carrier operating property	**418**	1,969	103
Changes in assets and liabilities:			
Accounts receivable	**42,990**	420	(19,429)
Other assets	**(8,714)**	(8,829)	(13,509)
Accounts payable and accrued items	**(23,691)**	(7,184)	34,785
Long-term liabilities	**2,506**	(2,812)	6,483
Net cash provided by operating activities	**117,223**	96,984	99,841
Cash flows from investing activities			
Business acquisitions, net of cash acquired	**(403,068)**	(2,885)	(6,924)
Purchases of carrier operating property	**(70,335)**	(109,617)	(76,063)
Sales of carrier operating property	**4,381**	3,617	7,256
Net cash (used) in investing activities	**(469,022)**	(108,885)	(75,731)
Cash flows from financing activities			
Sale of accounts receivable	**100,000**	–	–
Long-term debt proceeds	**325,000**	–	–
Debt issuance costs	**(10,826)**	–	–
Dividends paid	**(3,871)**	(3,874)	(3,872)
Treasury stock activity – net	**(624)**	20	116
Net cash provided (used) in financing activities	**409,679**	(3,854)	(3,756)
Effect of exchange rate changes on cash	**54**	(103)	211
Net increase (decrease) in cash and cash equivalents	**57,934**	(15,858)	20,565
Cash and cash equivalents at beginning of year	**64,939**	80,797	60,232
Cash and cash equivalents at end of year	**$ 122,873**	$ 64,939	$ 80,797

See accompanying notes.

Notes to Consolidated Financial Statements

Roadway Corporation and Subsidiaries - December 31, 2001

1. Nature of Operations and Basis of Presentation
Roadway Corporation (the Company) is a holding company with two primary operating entities, Roadway Express, Inc. and Roadway Next Day Corporation. Approximately 72% of the Company's employees are represented by various labor unions, primarily the International Brotherhood of Teamsters (IBT). The current agreement with the IBT expires on March 31, 2003.

Effective May 30, 2001, holders of common stock of Roadway Express, Inc. became holders of an identical number of shares of common stock of Roadway Corporation, and Roadway Express, Inc. became a wholly owned direct subsidiary of Roadway Corporation (the Reorganization). The Reorganization was effected by a merger pursuant to Section 251(g) of the Delaware General Corporation Law, which provides for the formation of a holding company structure without a vote of the shareholders of the Company. The assets and liabilities of Roadway Corporation and its subsidiaries were the same on a consolidated basis after the merger as the assets and the liabilities of Roadway Express, Inc. immediately before the merger.

Roadway Express, Inc. and subsidiaries (Roadway Express) provides long haul, less-than-truckload (LTL) freight services in North America and offers services to an additional 66 countries worldwide in a single business segment. Roadway Next Day Corporation (Roadway Next Day), formerly known as Arnold Industries, Inc. (Arnold), was acquired on November 30, 2001 and provides regional next-day LTL, and truckload (TL) freight services in North America in two business segments.

2. Accounting Policies
Principles of Consolidation–The consolidated financial statements include the accounts and operations of the Company and its subsidiaries. All significant intercompany accounts and transactions have been eliminated.

Cash Equivalents–The Company considers highly liquid investments generally with a maturity of three months or less when purchased to be cash equivalents.

Depreciation–Depreciation of carrier operating property is computed by the straight-line method based on the useful lives of the assets. The useful life of structures ranges from 15 to 33 years, and equipment from 3 to 10 years. Major maintenance expenditures that extend the useful life of carrier operating equipment are capitalized and depreciated over 2 to 5 years.

Financial Instruments–The carrying value of cash and cash equivalents, accounts receivable, accounts payable and short-term borrowings approximate their fair value due to the short-term nature of these instruments.

Effective January 1, 2001, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 133, *Accounting for Derivative Instruments and Hedging Activities*, as amended. As a result of the adoption of SFAS No. 133, the Company will recognize all derivative financial instruments as either assets or liabilities at fair value. The only derivative financial instruments the Company utilizes consist of interest rate swaps on certain trailer leases as part of its overall risk management policy which have been designated as cash flow hedges under SFAS No. 133. Under the provisions of SFAS No. 133, changes in the fair value of the interest rate swaps are recognized in other comprehensive income until such time as the hedged items are recognized in net income. The cumulative effect of the change in the Company's method for accounting for derivative financial instruments was not material at the transition date. The Company does not use derivative financial instruments for trading purposes (see Note 10).

Receivable Sales–The Company sells receivables in securitization transactions, and retains an equity interest in the receivables pool, servicing rights, and a cash reserve account. These constitute the retained interests in the securitized receivables. The estimated fair value is based on the present value of the expected cash flows, which approximates face value adjusted for allowances for anticipated losses.

Concentration of Credit Risks–The Company sells services and extends credit based on an evaluation of the customer's financial condition, without requiring collateral. Exposure to losses on receivables is principally dependent on each customer's financial condition. The Company monitors its exposure for credit losses and maintains allowances for anticipated losses.

Goodwill–Goodwill represents costs in excess of net assets of acquired businesses, which are amortized using the straight-line method primarily over a period of 20 years. The Company evaluates the realizability of goodwill over the remaining amortization period based on the undiscounted cash flows of the businesses acquired. Should the review indicate that goodwill is not recoverable, the Company's carrying value of goodwill would be reduced to its fair value. No reduction of goodwill for impairment has been necessary to date.

During July 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 141, *Business Combinations*, and SFAS No. 142, *Goodwill and Other Intangible Assets*. SFAS No. 141 requires the purchase method for all business

2. Accounting Policies (cont.)

combinations initiated after June 30, 2001. SFAS No. 141 also clarifies the criteria for recognition of intangible assets separately from goodwill. SFAS No. 142 eliminates the amortization of goodwill and indefinite-lived intangible assets. This Statement also requires an initial goodwill impairment assessment in the year of adoption and annual impairment tests thereafter. This Statement is required to be adopted on January 1, 2002. As of December 31, 2001, the Company had net unamortized goodwill of $268,253,000, including $253,532,000 of goodwill recorded in connection with the Company's acquisition of Arnold Industries, Inc. on November 30, 2001 (see Note 3). Goodwill amortization in 2001 was $967,000, and will be zero in 2002. The Company's goodwill amortization is not deductible for tax purposes. No impairment of goodwill is expected.

Casualty Claims Payable–These accruals represent management's estimates of claims for property damage and public liability and workers' compensation. The Company manages casualty claims with assistance of a third party administrator (TPA) along with oversight by a major risk management provider. The Company is self-insured for these claims with retention limits that have varied over the years from $20,000 to $3,000,000. The liability balances are closely monitored by the Company and its TPAs using actual adjuster evaluations of each claim and a statistical benchmarking data base for analysis of reserve accuracy. Expenses resulting from workers' compensation claims are included in salaries, wages, and benefits in the accompanying statements of consolidated income.

Revenue Recognition–The Company recognizes revenue as earned on the date of freight delivery to consignee. Related expenses are recognized as incurred.

Stock-Based Compensation–The Company accounts for stock-based compensation in accordance with Accounting Principles Board (APB) Opinion No. 25, *Accounting for Stock Issued to Employees.*

Foreign Currency Translation–Income statement items are translated at average currency exchange rates. Transaction gains and losses are included in determining net income. All balance sheet accounts of foreign operations are translated at the current exchange rate as of the end of the period. The resulting translation adjustment is recorded as a separate component of shareholders' equity.

Use of Estimates in the Financial Statements–The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of revenues and expenses during the period, the reported amount of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from these estimates.

Impairment of Long-Lived Assets–In the event that facts and circumstances indicate that the carrying value of intangibles and long-lived assets or other assets may be impaired, an evaluation of recoverability would be performed. If an evaluation were required, the estimated future undiscounted cash flow associated with the asset would be compared to the asset's carrying amount to determine if a write-down is required.

Reclassifications–Certain items in the 2000 financial statements have been reclassified to conform to the 2001 presentation.

New Accounting Pronouncement–In August 2001, the FASB issued SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*, which addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supercedes SFAS No. 121, *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of*, and the accounting and reporting provisions of APB Opinion No. 30, *Reporting the Results of Operations*, for a disposal of a segment of a business. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001. The Company will adopt SFAS No. 144 as of January 1, 2002 and does not expect the adoption of the Statement to significantly impact the Company's financial position or results of operations.

3. Business Acquisition

On November 30, 2001, the Company acquired Arnold Industries, Inc., for cash consideration of $558,831,000, including direct acquisition costs. Included in the acquired assets of Arnold was $50,763,000 in cash, which was used to partially finance the acquisition. Also on November 30, 2001, concurrent with the acquisition of Arnold, the Company sold Arnold's logistics business (ARLO) to members of the ARLO management team and Mr. Edward H. Arnold, the former Chairman, President and Chief Executive Officer of Arnold, for $105,000,000 in cash. The net acquisition consideration of $403,068,000 was financed with borrowings under a new credit facility, proceeds from an accounts receivable securitization, the issuance of $225,000,000 in senior notes, and with available cash.

Arnold operates in the motor carrier industry, principally in the eastern United States, and provides next-day LTL, TL, and warehouse/logistics services. Arnold's trucking activities are conducted by its direct subsidiaries, New Penn Motor Express, Inc. (New Penn) and Arnold Transportation Services, Inc. (ATS). New Penn is a leading regional next-day ground LTL carrier operating primarily in New England and the Middle Atlantic states. ATS operates as an inter-regional irregular route and dedicated TL carrier, conducting operations east of the Mississippi and in the southwestern United States.

The acquisition of Arnold was accounted for as a purchase business combination and accordingly, the assets acquired and liabilities assumed were recorded at their estimated fair values on the acquisition date. The excess of the purchase price paid over the fair value of the net assets acquired, totaling approximately $253,532,000, has been recorded as goodwill. The purchase price allocation reflected in these financial statements for the acquisition is preliminary and may be adjusted as estimated fair values of assets acquired and liabilities assumed

3. Business Acquisition (cont.)

are finalized. Upon the finalization of the valuation process, a portion of the amount initially classified as goodwill in the financial statements may be reclassified to the tangible and identifiable intangible assets acquired, based on their estimated fair values at the date of the acquisition.

The following condensed balance sheet represents the amount assigned to each major asset and liability caption of Arnold at November 30, 2001, after the sale of ARLO:

	(in thousands)
Current assets	$ 111,142
Carrier operating property	185,216
Goodwill	253,532
Other assets	9,475
Total assets	$ 559,365
Current liabilities	62,668
Long-term liabilities	42,866
Shareholders' equity	453,831
Total liabilities and shareholders' equity	$ 559,365

The Company's results of operations include the results of Arnold from December 1, 2001. The following table sets forth certain unaudited pro forma financial information for the Company, assuming that the acquisition of Arnold and concurrent sale of ARLO had occurred on January 1, 2000. The unaudited pro forma financial information is not necessarily indicative of the results of operations that would have occurred had the acquisition taken place at the beginning of the periods presented.

	2001	2000
	(in thousands, except per share data)	
Revenue	$ 3,150,107	$ 3,454,103
Operating income	93,393	152,229
Income before income taxes	61,007	123,180
Basic earnings per share	$ 1.91	$ 3.89
Diluted earnings per share	$ 1.88	$ 3.83

4. Earnings per Share

The following table sets forth the computation of basic and diluted earnings per share:

	2001	2000	1999
	(in thousands, except per share data)		
Net income	$ 30,837	$ 56,542	$ 45,773
Weighted-average shares for basic earnings per share	18,490	18,662	18,811
Incentive stock plans	318	330	308
Weighted-average shares for diluted earnings per share	18,808	18,992	19,119
Basic earnings per share	$ 1.67	$ 3.03	$ 2.43
Diluted earnings per share	$ 1.64	$ 2.98	$ 2.39

5. Carrier Operating Property

Carrier operating properties consist of the following:

	2001	2000
	(in thousands)	
Land	$ 112,679	$ 90,865
Structures	449,576	378,400
Revenue equipment	812,760	726,763
Other operating property	246,524	234,046
Carrier operating property, at cost	1,621,539	1,430,074
Less allowance for depreciation	1,013,614	1,001,389
Net carrier operating property	$ 607,925	$ 428,685

6. Accounts Payable

Items classified as accounts payable consist of the following:

	2001	2000
	(in thousands)	
Trade and other payables	$ 93,815	$ 64,542
Drafts outstanding	25,785	34,151
Income taxes payable	40,009	18,707
Taxes, other than income	28,038	32,950
Multi-employer health, welfare, and pension plans	29,118	28,540
Accounts payable	$ 216,765	$ 178,890

7. Income Taxes

The provision (benefit) for income taxes consists of the following:

	2001	2000	1999
		(in thousands)	
Current taxes:			
Federal	$ 22,310	$ 41,014	$ 40,489
State	3,339	6,674	5,775
Foreign	(766)	1,426	1,137
	24,883	49,114	47,401
Deferred taxes:			
Federal	(3,568)	(6,009)	(10,874)
State	(349)	(580)	(1,411)
Foreign	1,364	(783)	(1,144)
	(2,553)	(7,372)	(13,429)
Provision for income taxes	$ 22,330	$ 41,742	$ 33,972

In addition to the 2001 provision for income taxes of $22,330,000, deferred income tax benefits of $917,000 were allocated directly to shareholders' equity related to the Company's restricted stock awards. Income tax payments amounted to $25,341,000 in 2001, $54,245,000 in 2000, and $35,344,000 in 1999.

Income (loss) before income taxes consists of the following:

	2001	2000	1999
		(in thousands)	
Domestic	$ 50,735	$ 104,097	$ 83,572
Foreign	2,432	(5,813)	(3,827)
Income before income taxes	$ 53,167	$ 98,284	$ 79,745

7. Income Taxes (cont.)

Significant components of the Company's deferred taxes are as follows:

	2001	2000
	(in thousands)	
Deferred tax assets:		
Freight and casualty claims	$ 41,964	$ 40,190
Retirement benefit liabilities	46,466	45,467
Accrued employee benefits	33,328	26,908
Other	8,574	11,736
Valuation allowance	(2,387)	(2,392)
Total deferred tax assets	127,945	121,909
Deferred tax liabilities:		
Depreciation	76,706	43,006
Multi-employer pension plans	35,313	34,147
Other	2,102	–
Total deferred tax liabilities	114,121	77,153
Net deferred tax assets	$ 13,824	$ 44,756

At December 31, 2001, the Company had approximately $6,868,000 of foreign operating loss carry forwards, which have expiration dates ranging from 2008 to 2011. For financial reporting purposes, a valuation allowance of $2,387,000 has been recognized to offset the deferred tax asset relating to certain foreign operating loss carry forwards.

The effective tax rate differs from the federal statutory rate as set forth in the following reconciliation:

	2001	2000	1999
Federal statutory tax rate	35.0%	35.0%	35.0%
State income taxes, net of federal tax benefit	3.7	4.0	3.6
Non-deductible operating costs	3.3	2.1	2.5
Impact of foreign operations	0.3	1.6	1.2
Other, net	(0.3)	(0.2)	0.3
Effective tax rate	42.0%	42.5%	42.6%

8. Employee Benefit Plans

Multi-employer Plans

The Company charged to operations $165,331,000 in 2001, $174,253,000 in 2000, and $155,241,000 in 1999 for contributions to multi-employer pension plans for employees subject to labor contracts. The Company also charged to operations $163,775,000 in 2001, $165,018,000 in 2000, and $150,731,000 in 1999 for contributions to multi-employer plans that provide health and welfare benefits to employees and certain retirees who are or were subject to labor contracts. These amounts were determined in accordance with provisions of industry labor contracts. Under provisions of the Multi-employer Pension Plan Act of 1980, total or partial withdrawal from a plan would result in an obligation to fund a portion of the plan's unfunded vested liability. Management has no intention of changing operations so as to subject the Company to any material obligation.

Retirement Plans

The following tables set forth the change in benefit obligation, change in plan assets, funded status, and amounts recognized in the consolidated balance sheets of the defined benefit pension and postretirement health care benefit plans as of December 31, 2001 and 2000:

	Pension Benefits		Health Care Benefits	
	2001	2000	2001	2000
	(in thousands)			
Change in benefit obligation				
Benefit obligation at beginning of year	$ 293,100	$ 258,848	$ 42,713	$ 33,506
Service cost	17,496	15,458	1,665	1,755
Interest cost	22,568	19,893	2,881	2,951
Actuarial losses (gains)	15,042	12,402	(2,911)	6,800
Benefits paid	(17,416)	(13,501)	(2,627)	(2,299)
Benefit obligation at end of year	$ 330,790	$ 293,100	$ 41,721	$ 42,713
Change in plan assets				
Fair value of plan assets at beginning of year	$ 362,781	$ 342,550	–	–
Actual return on plan assets	(37,136)	33,732	–	–
Benefits paid	(17,416)	(13,501)	–	–
Fair value of plan assets at end of year	$ 308,229	$ 362,781	–	–
Funded status				
Plan assets less than (in excess) projected benefit obligation	$ 22,561	$ (69,681)	$ 41,721	$ 42,713
Unamortized:				
Net actuarial gain	85,816	178,891	6,492	5,206
Net asset at transition	9,767	11,163	–	–
Prior service (cost) benefit	(48,136)	(53,364)	2,799	1,656
Accrued benefit cost	$ 70,008	$ 67,009	$ 51,012	$ 49,575

Plan assets are primarily invested in listed stocks, bonds, and cash equivalents.

8. Employee Benefit Plans (cont.)

The following table summarizes the assumptions used by the consulting actuary, and the related benefit cost information:

	Pension Benefits			Health Care Benefits		
	2001	2000	1999	**2001**	2000	1999
	(dollars in thousands)					
Weighted-average assumptions						
Discount rate	**7.50%**	7.50%	7.50%	**7.50%**	7.50%	7.50%
Future compensation	**3.25%**	3.25%	3.25%	–	–	–
Expected long-term return on plan assets	**9.50%**	9.50%	8.50%	–	–	–
Components of net periodic benefit cost						
Service cost	**$ 17,496**	$ 15,458	$ 15,588	**$ 1,665**	$ 1,755	$ 1,739
Interest cost	**22,568**	19,893	18,483	**2,881**	2,951	2,377
Expected return on plan assets	**(33,841)**	(32,404)	(20,944)	–	–	–
Amortization of:						
Prior service cost (benefit)	**5,230**	5,229	5,225	**(305)**	(169)	(169)
Net asset gain at transition	**(1,396)**	(1,395)	(1,395)	–	–	–
Unrecognized gain	**(8,893)**	(10,584)	(4,238)	**(177)**	(46)	(489)
Net periodic benefit cost (income)	**$ 1,164**	$ (3,803)	$ 12,719	**$ 4,064**	$ 4,491	$ 3,458

For measurement purposes, the Company assumed a weighted-average annual rate of increase in the per capita cost of health care benefits (health care cost trend rate) of 7.4% for 2002 declining gradually to 5.0% in 2006 and thereafter.

The assumed health care cost trend rate has a significant effect on the amounts reported. For example, a one percentage point increase in the assumed health care cost trend rate would increase the accumulated post-retirement benefit obligation by $4,674,000 and the service and interest cost components by $578,000 as of December 31, 2001. Conversely, a one percentage point decrease in the assumed health care cost trend rate would decrease the accumulated post retirement benefit obligation by $4,068,000 and the service and interest cost components by $497,000.

The Company charged to operations $10,964,000 in 2001, $10,395,000 in 2000, and $9,134,000 in 1999 relating to its defined contribution 401(k) plans. This plan covers employees not subject to labor contracts. Annual contributions are related to the level of voluntary employee participation.

9. Stock Plans

Stock granted under the Management Incentive Stock Plan and Equity Ownership Plan

The Company's Management Incentive Stock Plan and Equity Ownership Plan (the Stock Plans) authorize the granting of common stock at the discretion of the Board of Directors to officers and certain key employees of the Company. The Board approved grants of 263,000 shares in 2001, 189,000 shares in 2000, and 181,000 shares in 1999. These grants are recorded as the unearned portion of restricted stock awards. The grants, originally recorded at market price, are amortized to compensation expense over the period for which the stock is restricted. Compensation expense relating to the Stock Plans amounted to $3,647,000 in 2001, $2,600,000 in 2000, and $1,820,000 in 1999.

Employee Stock Purchase Plan

Under the Company's Employees' Stock Purchase Plan, all full-time eligible employees may purchase shares of the Company's common stock up to 10% of their respective compensation through payroll deductions. The purchase price under the plan is 85% of the fair market value of the Company's common stock. Under this plan, employees purchased 171,000 shares in 2001, 198,000 shares in 2000, and 215,000 shares in 1999.

Union Stock Plan

The Company's Union Stock Plan provides stock awards to employees subject to labor contracts who meet the eligibility and performance requirements of providing a safe, reliably-staffed, and injury-free work environment. The Company allocated 20,000 shares in 2001, 100,000 shares in 2000, and 50,000 shares in 1999 for grant under this plan.

9. Stock Plans (cont.)

Options granted under the Equity Ownership Plan and Nonemployee Directors' Stock Option Plan

Under the Equity Ownership Plan, the Board is authorized to award officers and key employees with various types of stock-based compensation, including stock options. Stock options vest over a period of four years from the date of grant, are exercisable at the rate of 25% each year, and expire at the end of ten years. The number of shares of common stock that may be issued or transferred under the plan may not exceed 1,300,000. No options were granted under this plan in 2001 or 2000. During 1999, the Board approved grants of 712,050 stock options under this plan.

Under the Nonemployee Directors' Stock Option Plan, directors can elect to invest all or a portion of their retainers in stock options. These stock options vest one year from the date of grant and expire at the end of ten years. The number of options issued under this plan may not exceed 100,000. During 2001, 2000, and 1999, 16,148, 4,526 and 10,329 options were issued under this plan, respectively.

The following table summarizes all stock option activity:

	2001		2000		1999	
	Number of Stock Options	**Weighted-Average Exercise Price**	Number of Stock Options	Weighted-Average Exercise Price	Number of Stock Options	Weighted-Average Exercise Price
Outstanding January 1	**727,504**	**$ 20.18**	728,978	$ 20.24	6,599	$ 12.03
Exercised	**(146,226)**	**20.50**	–	–	–	–
Granted	**16,148**	**21.19**	4,526	11.09	722,379	20.31
Forfeited or expired	**(15,750)**	**20.50**	(6,000)	20.50		
Outstanding December 31	**581,676**	**20.12**	727,504	20.18	728,978	20.24
Exercisable at year-end	**239,151**	**$ 19.57**	191,691	$ 20.31	6,599	$ 12.03
Weighted-average fair value of options granted during the year	**$ 8.76**		$ 11.09		$ 8.86	

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model. The following table shows the weighted-average valuation assumptions used:

	2001	2000	1999
Expected life	**5.0 years**	7.0 years	5.0 years
Risk-free interest rate	**5.0%**	6.4%	5.9%
Volatility	**43.0%**	45.8%	44.7%
Dividend yield	**0.9%**	1.1%	1.0%

The following table summarizes information about stock options outstanding as of December 31, 2001:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Number Exercisable	Weighted-Average Exercise Price
$ 5–10	10,329	–	$ 7.39	10,329	$ 7.39
10-15	11,125	–	11.65	11,125	11.65
20–25	560,222	1.81 years	20.52	217,697	20.55
	581,676	1.74 years	$ 20.12	239,151	$ 19.57

9. Stock Plans (cont.)

As permitted under SFAS No. 123, *Accounting for Stock-Based Compensation*, the Company has elected to follow APB Opinion No. 25, *Accounting for Stock Issued to Employees*, and related interpretations in accounting for stock-based awards to employees. Under APB Opinion No. 25, compensation expense is not recognized in the Company's financial statements because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant.

Under SFAS No. 123, compensation cost is measured at the grant date based on the value of the award and is recognized over the vesting period. Had compensation cost been determined under SFAS No. 123, based on the Black-Scholes value at the grant date, the Company's pro forma net income and earnings per share would have been as follows:

	2001	2000	1999
	(in thousands, except per share data)		
Net income – as reported	**$ 30,837**	$ 56,542	$ 45,773
Net income – pro forma	**29,838**	55,605	45,589
Net income per share			
Basic:			
As reported	**$ 1.67**	$ 3.03	$ 2.43
Pro forma	**1.61**	2.98	2.42
Diluted:			
As reported	**$ 1.64**	$ 2.98	$ 2.39
Pro forma	**1.59**	2.93	2.38

10. Leases

The Company leases certain terminals and revenue equipment under noncancellable operating leases requiring minimum future rentals aggregating $145,144,000 payable as follows: 2002–$46,228,000; 2003–$35,013,000; 2004–$22,058,000; 2005–$13,416,000; 2006–$8,742,000; and thereafter $19,687,000. Rental expense for operating leases was $50,761,000, $45,445,000, and $34,687,000 for 2001, 2000, and 1999, respectively. The Company has interest rate swap agreements with major commercial banks to fix the interest rate of its trailer leases from previous variable interest rates principally based on LIBOR. The value of the leases upon which the payments are based was not changed. The agreements, which expire from 2002 to 2004, fix the Company's interest costs at rates varying from 5.62% to 6.59% on leases with a notional amount of $25.8 million.

The fair value of the Company's interest rate swaps at December 31, 2001 is a liability of approximately $592,000, net of income taxes, and has been determined using proprietary financial models developed by the lending institutions which are counterparties to the swap arrangements. As a result of declining interest rates throughout 2001, the Company recognized incremental interest expense of approximately $298,000, which is included in interest expense in the accompanying financial statements. The ineffective portions of the Company's interest rate swap agreements were not material.

11. Sale of Accounts Receivable

Accounts receivable consist of the following:

	2001	2000
	(in thousands)	
Accounts receivable	**$ 46,448**	$ 304,345
Retained interest in securitized accounts receivable	**165,396**	–
Allowance for doubtful accounts	**(8,669)**	(8,212)
	$ 203,175	$ 296,133

On November 21, 2001, Roadway Express entered into an accounts receivable securitization agreement which matures in 2004, to finance up to $200,000,000 (total commitment) of its domestic accounts receivable. Under this arrangement, undivided interests in Roadway Express' domestic accounts receivable are sold through a special purpose entity (SPE), a wholly owned subsidiary of the Company, without recourse, to a financial conduit. At December 31, 2001, undivided interests in the accounts receivable pool aggregating $100,000,000 were sold under this arrangement. The proceeds were used to partially fund the acquisition of Arnold and are reported as financing cash flows in the Statement of Consolidated Cash Flows.

The accounts receivable are sold at a discount from the face amount to pay investor yield (LIBOR) on the undivided interests sold to the conduit, for utilization fees (0.25% of the undivided interest sold), and for program fees (0.50% of the total commitment). The discount from the face amount for accounts receivable sold in 2001 aggregated $585,000 and is recorded as a loss on the sale of accounts receivable included in "Other" expense on the Statement of Consolidated Income.

The arrangement provides that new Roadway Express accounts receivable are immediately sold to the SPE. The Company, through its SPE, retains the risk of credit loss on the receivables and, accordingly the full amount of the allowance for doubtful accounts has been retained on the Consolidated Balance Sheet. The conduit has collection rights to recover payments from the receivables in the designated pool and Roadway Express retains collection and administrative responsibilities for the undivided interests in the pool.

During 2001, the following transactions occurred between Roadway Express and the SPE: proceeds from the accounts receivable sales, $493,673,000; servicing fees received, $150,000; payments received on investment in accounts receivable, $328,696,000.

12. Financing Arrangements

The Company's consolidated debt consists of the following:

	2001	2000
	(in thousands)	
Revolving credit facilities	**$ –**	$ –
Senior term loan	**100,000**	–
8.25% senior notes due 2008	**225,000**	–
Less current portion	**(18,000)**	–
Long-term debt	**$ 307,000**	$ –

12. Financing Arrangements (cont.)

At September 8, 2001, the Company had $60,000,000 available for borrowing through unsecured credit facilities with various banks. In connection with the acquisition of Arnold, the Company replaced the existing facilities, other than a $10,000,000 credit facility of its Canadian subsidiary, with a new $325,000,000 senior credit facility.

The $10,000,000 credit facility of the Company's Canadian subsidiary is available for borrowing under a secured revolving line of credit and bankers' acceptances. Borrowings are payable upon demand and bear interest at either the bank's prime lending rate or U.S. dollar base rate in Canada, or LIBOR plus 1.50% for periods up to 180 days. At December 31, 2001, nothing was outstanding on this facility.

At December 31, 2001, the Company has in place a five-year, $150,000,000 senior revolving credit facility with a $100,000,000 sublimit for letters of credit. Pricing under the revolving credit facility is at a fluctuating rate based on the alternate base rate as determined by Credit Suisse First Boston (CSFB) or LIBOR, plus an additional margin of 0.50% and 1.50%, respectively. In addition, there is a commitment fee of 0.40% on undrawn amounts. As of December 31, 2001, there were no amounts outstanding under the revolving credit facility, but availability had been reduced by $52,160,000 as a result of the issuance of letters of credit, primarily related to casualty claims.

The credit facility also includes a five-year $175,000,000 senior term loan, which was drawn in full to partially fund the acquisition of Arnold. After-tax proceeds of $75,000,000 from the sale of ARLO were used to pay down borrowings on this facility. Pricing under the term loan is at a fluctuating rate based on the alternate base rate as determined by CSFB or LIBOR, plus an additional margin of 0.50% and 1.50%, respectively. As of December 31, 2001, $100,000,000 was outstanding under the term loan facility accruing interest at a rate of LIBOR plus 1.50% (3.89% effective rate) with quarterly installments beginning January 1, 2002 ranging from $2,500,000 in 2002 to $7,500,000 in 2006.

Under certain conditions, mandatory prepayments may be required under the senior revolver and the term loan. Aggregate maturities of long-term debt for the next five years are: 2002 - $18,000,000; 2003 - $14,000,000; 2004 - $18,000,000; 2005 - $23,000,000; and 2006 - $27,000,000.

Also in connection with the acquisition of Arnold on November 30, 2001, the Company issued $225,000,000 of 8.25% senior notes due December 1, 2008. Interest is due semi-annually June 1 and December 1, commencing June 1, 2002.

The credit facility borrowings and the senior notes rank equally and are secured by a first-priority perfected lien on all of the capital stock of the Company's direct subsidiaries and are also supported by guarantees provided by all of the Company's current material subsidiaries and all future material subsidiaries.

The financing arrangements include covenants that require the Company to comply with certain financial ratios, including leverage and fixed-charge coverage ratios, and maintenance of a minimum level of tangible net worth. Interest expense, which approximates interest paid, amounted to $2,755,000 in 2001, $341,000 in 2000, and $716,000 in 1999.

13. Contingencies

The Company has received notices from the Environmental Protection Agency (EPA) that it has been identified as a potentially responsible party (PRP) under the Comprehensive Environmental Response Compensation and Liability Act (Superfund) at certain hazardous waste sites. Such designations are made regardless of the Company's limited involvement at each site. The claims for remediation have been asserted against numerous other entities, which are believed to be financially solvent and are expected to fulfill their proportionate share. The Company accrues for losses associated with environmental remediation obligations when such losses are probable and reasonably estimable. Based on its investigations, the Company believes that its obligation with regard to these sites is not significant, although there can be no assurances in this regard.

The Company's former parent is currently under examination by the Internal Revenue Service for tax years 1994 and 1995, years prior to the spin-off of the Company. The IRS has proposed substantial adjustments for these tax years for multi-employer pension plan deductions. The IRS is challenging the timing, not the validity of these deductions. The Company is unable to predict the ultimate outcome of this matter; however, its former parent intends to vigorously contest these proposed adjustments.

Under a tax sharing agreement entered into by the Company and its former parent at the time of the spin-off, the Company is obligated to reimburse the former parent for any additional taxes and interest that relate to the Company's business prior to the spin-off. The amount and timing of such payments, if any, is dependent on the ultimate resolution of the former parent's disputes with the IRS and the determination of the nature and extent of the obligations under the tax sharing agreement. The Company has established certain reserves with respect to these proposed adjustments. There can be no assurance, however, that the amount or timing of any liability of the Company to the former parent will not have a material adverse effect on the Company's results of operations or financial position.

Various other legal proceedings arising from the normal conduct of business are pending but, in the opinion of management, the ultimate disposition of these matters will have no material effect on the financial condition or operations of the Company.

14. Segment Information

The Company provides freight services primarily in three business segments: Roadway Express, New Penn, and ATS. The Roadway Express segment provides long haul LTL freight services in North America and offers services to an additional 66 countries worldwide. Prior to the acquisition of Arnold, the Company only operated in the Roadway Express segment. The New Penn segment provides regional, next-day LTL freight service primarily in the northeast region of the United States. The ATS segment provides irregular route and dedicated freight services throughout the eastern, midwestern, and southwestern regions of the United States.

The Company's reportable segments are identified based on differences in products, services, and management structure. The accounting policies of each business segment are consistent with those described in Note 2, *Accounting Policies*. The measurement basis of segment profit or loss is operating income. Business segment assets consist primarily of customer receivables, net carrier operating property, and goodwill. No single customer represented 10% or more of the Company's sales during 2001, 2000, and 1999.

The following tables present information about reported segments for the year ended December 31, 2001, which includes only one month of operations of New Penn and ATS:

	Roadway Express	New Penn	ATS	Segment Total
		(in thousands)		
Operating revenues	$ 2,764,767	$ 14,124	$ 12,857	$ 2,791,748
Operating income	61,465	936	488	62,889
Total assets	711,387	344,217	189,539	1,245,143
Depreciation and amortization	70,543	967	1,327	72,837
Purchase of property and equipment, net	65,563	405	(81)	65,887

A reconciliation of total segment operating income to consolidated net income before taxes, for the year ended December 31, 2001, and total segment assets to total consolidated assets at December 31, 2001 is as follows:

	(in thousands)
Total segment operating income	$ 62,889
Unallocated corporate operating (loss)	(3,706)
Interest (expense)	(2,755)
Other (expense), net	(3,261)
Consolidated net income before taxes	$ 53,167
Total segment assets	$ 1,245,143
Unallocated corporate assets	78,167
Elimination of intercompany balances	(20,461)
Consolidated assets	$ 1,302,849

15. Guarantor and Non-Guarantor Subsidiaries

The following condensed consolidating financial statements set forth the Company's balance sheets as of December 31, 2001 and 2000 and the statements of income and statements of cash flows for the years ended December 31, 2001, 2000, and 1999. In the following schedules "Parent Company" refers to the balances of Roadway Corporation, "Guarantor Subsidiaries" refers to non-minor domestic subsidiaries, and "Non-guarantor subsidiaries" refers to foreign and minor domestic subsidiaries and "Eliminations" represent the adjustments necessary to (a) eliminate intercompany transactions and (b) eliminate the investments in the Company's subsidiaries.

15. Guarantor and Non-Guarantor Subsidiaries (cont.)

Condensed Consolidating Balance Sheets

December 31, 2001	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
			(in millions)		
Cash and cash equivalents	$ 35	$ 87	$ 1	$ –	$ 123
Accounts receivable, including retained interest in securitized receivables, net	1	187	15	–	203
Due from affiliates	11	369	1	(381)	–
Prepaid expenses and supplies	–	16	–	–	16
Deferred income taxes	–	19	–	–	19
Total current assets	47	678	17	(381)	361
Carrier operating property, at cost	–	1,596	26	–	1,622
Less allowance for depreciation	–	1,001	13	–	1,014
Net carrier operating property	–	595	13	–	608
Goodwill, net	–	253	15	–	268
Investment in subsidiaries	662	(4)	–	(658)	–
Deferred income taxes	–	31	–	–	31
Long-term assets	10	25	–	–	35
Total assets	$ 719	$ 1,578	$ 45	$ (1,039)	$ 1,303
Accounts payable	$ 15	$ 193	$ 9	$ –	$ 217
Due to affiliates	344	1	36	(381)	–
Salaries and wages	–	119	3	–	122
Current portion of long-term debt	–	18	–	–	18
Freight and casualty claims payable	–	55	1	–	56
Total current liabilities	359	386	49	(381)	413
Casualty claims and other	–	66	–	–	66
Deferred income taxes	–	36	–	–	36
Long-term debt	–	307	–	–	307
Accrued pension and retiree medical	–	121	–	–	121
Total shareholders' equity	360	662	(4)	(658)	360
Total liabilities and shareholders' equity	$ 719	$ 1,578	$ 45	$ (1,039)	$ 1,303

December 31, 2000	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
			(in millions)		
Cash and cash equivalents	$ –	$ 61	$ 4	$ –	$ 65
Accounts receivable	–	278	18	–	296
Due from affiliates	–	37	2	(39)	–
Prepaid expenses and supplies	–	16	–	–	16
Deferred income taxes	–	16	–	–	16
Total current assets	–	408	24	(39)	393
Carrier operating property, at cost	–	1,406	24	–	1,430
Less allowance for depreciation	–	991	10	–	1,001
Net carrier operating property	–	415	14	–	429
Goodwill, net	–	–	16	–	16
Investment in subsidiaries	–	(1)	–	1	–
Long-term assets	–	3	–	–	3
Deferred income taxes	–	28	1	–	29
Total assets	$ –	$ 853	$ 55	$ (38)	$ 870
Accounts payable	$ –	$ 164	$ 14	$ –	$ 178
Due to affiliates	–	2	37	(39)	–
Salaries and wages	–	118	4	–	122
Freight and casualty claims payable	–	51	1	–	52
Total current liabilities	–	335	56	(39)	352
Casualty claims and other	–	61	–	–	61
Accrued pension and retiree medical	–	117	–	–	117
Total shareholders' equity	–	340	(1)	1	340
Total liabilities and shareholders' equity	$ –	$ 853	$ 55	$ (38)	$ 870

15. Guarantor and Non-Guarantor Subsidiaries (cont.)

Condensed Consolidating Statements of Income

Year ended December 31, 2001	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries (in millions)	Eliminations	Consolidated
Revenue	$ –	$ 2,671	$ 122	$ (1)	$ 2,792
Operating expenses:					
Salaries, wages and benefits	3	1,742	40	–	1,785
Operating supplies and expenses	1	451	29	(1)	480
Purchased transportation	–	235	41	–	276
Operating taxes and licenses	–	70	2	–	72
Insurance and claims expenses	–	46	1	–	47
Provision for depreciation	–	68	4	–	72
Net loss (gain) on disposal of operating property	–	1	–	–	1
Results of affiliates	(32)	(2)	–	34	–
Total operating expenses	(28)	2,611	117	33	2,733
Operating income	28	60	5	(34)	59
Other (expenses), net	–	(4)	(2)	–	(6)
Income before income taxes	28	56	3	(34)	53
Provision for income taxes	(3)	24	1	–	22
Net income	$ 31	$ 32	$ 2	$ (34)	$ 31

Year ended December 31, 2000	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries (in millions)	Eliminations	Consolidated
Revenue	$ –	$ 2,922	$ 120	$ (2)	$ 3,040
Operating expenses:					
Salaries, wages and benefits	–	1,848	42	–	1,890
Operating supplies and expenses	–	513	33	(1)	545
Purchased transportation	–	272	37	(1)	308
Operating taxes and licenses	–	76	1	–	77
Insurance and claims expenses	–	63	2	–	65
Provision for depreciation	–	52	4	–	56
Net loss on disposal of operating property	–	2	–	–	2
Results of affiliates	–	6	–	(6)	–
Total operating expenses	–	2,832	119	(8)	2,943
Operating income	–	90	1	6	97
Other income (expenses), net	–	8	(7)	–	1
Income (loss) before income taxes	–	98	(6)	6	98
Provision for income taxes	–	41	–	–	41
Net income (loss)	$ –	$ 57	$ (6)	$ 6	$ 57

Year ended December 31, 1999	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries (in millions)	Eliminations	Consolidated
Revenue	$ –	$ 2,709	$ 107	$ (3)	$ 2,813
Operating expenses:					
Salaries, wages and benefits	–	1,757	37	–	1,794
Operating supplies and expenses	–	439	30	(1)	468
Purchased transportation	–	261	30	(1)	290
Operating taxes and licenses	–	74	2	–	76
Insurance and claims expenses	–	62	1	–	63
Provision for depreciation	–	41	4	–	45
Net loss (gain) on disposal of operating property	–	1	(1)	–	–
Results of affiliates	–	3	–	(3)	–
Total operating expenses	–	2,638	103	(5)	2,736
Operating income	–	71	4	2	77
Other income (expenses), net	–	10	(7)	–	3
Income (loss) before income taxes	–	81	(3)	2	80
Provision for income taxes	–	34	–	–	34
Net income (loss)	$ –	$ 47	$ (3)	$ 2	$ 46

15. Guarantor and Non-Guarantor Subsidiaries (cont.)

Condensed Consolidating Statement of Cash Flows

Year ended December 31, 2001	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
			(in millions)		
Net cash provided by operating activities	$ 14	$ 103	$ –	$ –	$ 117
Cash flows from investing activities					
Purchases of carrier operating property, net	–	(63)	(3)	–	(66)
Business acquisitions	(453)	50	–	–	(403)
Net cash (used) in investing activities	(453)	(13)	(3)	–	(469)
Cash flows from financing activities					
Dividends paid	161	(164)	–	–	(3)
Accounts receivable securitization	–	100	–	–	100
Treasury stock activity–net	(1)			–	(1)
Debt issuance costs	(11)	–	–	–	(11)
Long-term debt	325	–	–	–	325
Net cash provided (used) in financing activities	474	(64)	–	–	410
Effect of exchange rates on cash	–	–			–
Net increase (decrease) in cash and cash equivalents	35	26	(3)	–	58
Cash and cash equivalents at beginning of year	–	61	4	–	65
Cash and cash equivalents at end of year	$ 35	$ 87	$ 1	$ –	$ 123

Year ended December 31, 2000	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
			(in millions)		
Net cash provided (used) by operating activities	$ –	$ 100	$ (3)	$ –	$ 97
Cash flows from investing activities					
Purchases of carrier operating property, net	–	(103)	(3)	–	(106)
Business acquisitions	–	(3)	–	–	(3)
Net cash (used) in investing activities	–	(106)	(3)	–	(109)
Cash flows from financing activities					
Dividends paid	–	(4)	–	–	(4)
Treasury stock activity–net	–	–	–	–	–
Net cash (used) in financing activities	–	(4)	–	–	(4)
Effect of exchange rates on cash	–	–	–		–
Net (decrease) in cash and cash equivalents	–	(10)	(6)	–	(16)
Cash and cash equivalents at beginning of year	–	71	10	–	81
Cash and cash equivalents at end of year	$ –	$ 61	$ 4	$ –	$ 65

Year ended December 31, 1999	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
			(in millions)		
Net cash provided by operating activities	$ –	$ 88	$ 12	$ –	$ 100
Cash flows from investing activities					
Purchases of carrier operating property, net	–	(64)	(4)	–	(68)
Business acquisitions	–	–	(7)	–	(7)
Net cash (used) in investing activities	–	(64)	(11)	–	(75)
Cash flows from financing activities					
Dividends paid	–	(4)	–	–	(4)
Treasury stock activity–net	–	–	–	–	–
Net cash (used) in financing activities	–	(4)	–	–	(4)
Effect of exchange rates on cash	–	–	–		–
Net increase in cash and cash equivalents	–	20	1	–	21
Cash and cash equivalents at beginning of year	–	51	9	–	60
Cash and cash equivalents at end of year	$ –	$ 71	$ 10	$ –	$ 81

Report of Ernst & Young LLP, Independent Auditors

To the Board of Directors and Shareholders of Roadway Corporation and Subsidiaries

We have audited the accompanying consolidated balance sheets of Roadway Corporation and subsidiaries as of December 31, 2001 and 2000, and the related statements of consolidated income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Roadway Corporation and subsidiaries at December 31, 2001 and 2000, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

Akron, Ohio
January 23, 2002

Selected Quarterly Financial Data

Roadway Corporation and Subsidiaries

	1st Quarter		2nd Quarter		3rd Quarter		4th Quarter	
	2001	2000	**2001**	2000	**2001**	2000	**2001**	2000
	(in thousands, except per share data)							
Revenue	**$ 650,485**	$ 677,319	**$ 642,109**	$ 707,359	**$ 631,657**	$ 698,867	**$ 867,497**	$ 956,015
Operating income	**$ 14,103**	$ 17,346	**$ 6,143**	$ 16,750	**$ 14,161**	$ 18,602	**$ 24,776**	$ 43,714
Net income	**$ 4,990**	$ 10,390	**$ 4,023**	$ 9,872	**$ 8,173**	$ 10,845	**$ 13,651**	$ 25,435
Net income per share								
-basic	**$ 0.27**	$ 0.56	**$ 0.22**	$ 0.53	**$ 0.44**	$ 0.58	**$ 0.74**	$ 1.36
-diluted	**$ 0.26**	$ 0.55	**$ 0.22**	$ 0.52	**$ 0.43**	$ 0.57	**$ 0.73**	$ 1.34
Common stock:								
High	**$ 28.44**	$ 25.38	**$ 27.30**	$ 24.94	**$ 30.30**	$ 24.63	**$ 38.40**	$ 22.63
Low	**$ 19.19**	$ 18.69	**$ 20.75**	$ 19.13	**$ 21.55**	$ 21.00	**$ 21.06**	$ 16.00
Dividends declared per share	**$ 0.05**	$ 0.05	**$ 0.05**	$ 0.05	**$ 0.05**	$ 0.05	**$ 0.05**	$ 0.05
Average shares outstanding								
-basic	**18,451**	18,693	**18,440**	18,650	**18,455**	18,649	**18,581**	18,657
-diluted	**18,912**	18,973	**18,901**	18,977	**18,987**	19,011	**18,954**	18,928

The Company uses 13 four-week accounting periods with 12 weeks in each of the first three quarters and 16 weeks in the fourth quarter.

There are approximately 26,000 holders of record of Common Stock.

The Company's common stock trades on The Nasdaq Stock Market® under the symbol ROAD.

The Nasdaq Stock Market® is a highly regulated electronic securities market that employs sophisticated surveillance systems and regulatory specialists to protect investors and provide a fair and competitive trading environment. Nasdaq's market structure allows a virtually unlimited number of market participants to trade in a company's stock.

Historical Data

Roadway Corporation and Subsidiaries

	2001	2000	1999	1998	1997
Revenue	**$2,791,748**	$3,039,560	$2,813,214	$2,654,094	$2,670,944
Operating Expenses					
Salaries, wages and benefits	**1,785,117**	1,889,928	1,793,594	1,724,970	1,699,692
Operating supplies and expenses	**480,529**	544,774	468,452	456,884	462,895
Purchased transportation	**275,637**	308,089	289,544	260,445	268,344
Operating taxes and licenses	**71,624**	78,271	76,113	74,604	74,777
Insurance and claims	**47,728**	64,442	62,700	53,948	60,920
Provision for depreciation	**71,512**	55,675	45,492	41,422	49,010
Net (gain) loss on sale of carrier operating property	**418**	1,969	103	(2,239)	(5,955)
Total operating expenses	**2,732,565**	2,943,148	2,735,998	2,610,034	2,609,683
Operating income (loss)	**59,183**	96,412	77,216	44,060	61,261
Other income (expense) - net	**(6,016)**	1,872	2,529	1,353	(605)
Income (loss) before income taxes and *cumulative effect of accounting changes*	**53,167**	98,284	79,745	45,413	60,656
Provision (benefit) for income taxes	**22,330**	41,742	33,972	19,379	23,751
Income (loss) before cumulative effect of accounting changes	**30,837**	56,542	45,773	26,034	36,905
Cumulative effect of accounting changes [1]	**-**	-	-	-	-
Net income (loss)	**$30,837**	$56,542	$45,773	$26,034	$36,905
Earnings (loss) per share: [2]					
Before cumulative effect of accounting changes - basic	**$1.67**	$3.03	$2.43	$1.33	$1.83
Cumulative effect of accounting changes	**-**	-	-	-	-
Earnings (loss) per share - basic	**$1.67**	$3.03	$2.43	$1.33	$1.83
Earnings (loss) per share - diluted	**$1.64**	$2.98	$2.39	$1.31	$1.80
Cash dividends declared per share [3]	**$0.20**	$0.20	$0.20	$0.20	$0.20
Average number of shares outstanding					
-basic	**18,490**	18,662	18,811	19,617	20,210
-diluted	**18,808**	18,992	19,119	19,815	20,526
Total shareholders' equity	**$359,895**	$339,871	$290,955	$249,609	$249,436
Total assets	**$1,302,849**	$870,405	$831,408	$748,833	$743,986
Tons of freight - less-than-truckload [4]	**6,018**	6,875	6,779	6,566	6,717
- truckload [4]	**1,367**	1,571	1,665	1,632	1,620
Total [4]	**7,385**	8,446	8,444	8,198	8,337
Intercity miles [4]	**687,023**	779,009	755,855	718,238	724,683
Ton miles [4]	**9,688,515**	10,991,576	11,011,683	10,752,532	10,923,998

Notes: (1) Changes in methods of accounting for income taxes and retiree medical benefits in 1993.
(2) Earnings per share for the years 1991 through 1995 were retroactively computed based on the number of shares outstanding following the spin-off from the former parent and are not applicable.
(3) Dividends declared for years 1991 through 1995 were paid to former parent and are not applicable.
(4) Roadway Express, Inc. and subsidiaries only.

(in thousands, except per share data)

1996	1995	1994	1993	1992	1991
$2,372,718	$2,288,844	$2,171,117	$2,323,696	$2,185,703	$2,062,777
1,544,926	1,545,000	1,512,235	1,559,462	1,434,714	1,347,535
409,900	395,170	388,268	384,079	373,549	350,015
193,640	158,494	105,486	82,693	67,367	61,772
75,041	74,720	74,031	78,769	72,936	69,534
50,856	54,826	46,913	50,306	42,713	37,177
62,681	71,669	75,750	96,126	95,688	96,957
(8,256)	(267)	(2,628)	(552)	286	(3,536)
2,328,788	2,299,612	2,200,055	2,250,883	2,087,253	1,959,454
43,930	(10,768)	(28,938)	72,813	98,450	103,323
(1,460)	(3,107)	(1,775)	(104)	1,799	(593)
42,470	(13,875)	(30,713)	72,709	100,249	102,730
20,582	(1,206)	(9,268)	31,890	39,337	40,522
21,888	(12,669)	(21,445)	40,819	60,912	62,208
-	-	-	(14,691)	-	-
$21,888	($12,669)	($21,445)	$26,128	$60,912	$62,208
$1.08	($0.62)	($1.04)	$1.98	$2.96	$3.03
-	-	-	(0.71)	-	-
$1.08	($0.62)	($1.04)	$1.27	$2.96	$3.03
$1.07	($0.62)	($1.04)	$1.27	$2.96	$3.03
$0.15	n/a	n/a	n/a	n/a	n/a
20,338	20,557	20,557	20,557	20,557	20,557
20,533	20,557	20,557	20,557	20,557	20,557
$224,596	$205,642	$252,941	$298,868	$300,399	$298,382
$709,624	$713,607	$745,840	$740,402	$705,474	$703,854
6,238	6,053	5,598	6,221	5,873	5,634
1,403	1,444	1,439	1,639	1,587	1,605
7,641	7,497	7,037	7,860	7,460	7,239
650,602	642,224	588,499	648,831	601,659	583,839
9,873,927	9,647,661	8,792,871	9,714,031	9,170,521	8,833,070

Glossary

AMERICAN TRUCKING ASSOCIATIONS (ATA)
Washington, D.C.-based national trade association of the trucking industry.

ARNOLD TRANSPORTATION SERVICES, INC.
Irregular-route and dedicated truckload carrier specializing in regional and interregional service in 37 mid-American and eastern states. Subsidiary of Roadway Corporation.

AUTOMATED EXPORT SYSTEM (AES)
An electronic system used by federal agencies and the export trade community for filing Shipper's Export Declarations. Roadway initiated a multiple partner project to enhance the AES system for LTL shipments moving into Mexico.

ELECTRONIC DATA INTERCHANGE (EDI)
The electronic transmission of routine business documents, such as purchase orders, invoices and bills of lading, between computers in a standard format. The data formats, or transactions sets, are usually sent between mainframe computers.

IBT
International Brotherhood of Teamsters.

INTEGRES GLOBAL LOGISTICS, INC.
An integrated air freight and logistics service provider. Roadway Corporation is an equity partner along with American Airlines, G-Log, Unisys, United Airlines, and UTi Worldwide.

ISO 9002
A comprehensive, standardized and highly respected measurement of an organization's commitment to the delivery of a quality product or service. It is the only internationally recognized certification of a company's quality standards.

LESS-THAN-TRUCKLOAD (LTL)
Smaller quantities of freight (typically less than 10,000 pounds) from several shippers consolidated onto one truck.

LINEHAUL
Movement of freight between cities, excluding pickup and delivery service.

MAQUILADORAS
Mexican assembly plants that use foreign–made parts to produce items for re-export. Maquiladoras are exempted from Mexican import duties.

MULTIMODAL TRANSPORTATION
Freight movement involving more than one mode (ground, air, rail, ocean).

NATIONAL MASTER FREIGHT AGREEMENT
Nationally administered contract between the International Brotherhood of Teamsters and unionized trucking companies.

NEW PENN MOTOR EXPRESS, INC.
Next-day regional less-than-truckload (LTL) motor carrier of general commodities with terminals in the northeastern U.S., Quebec and Puerto Rico. Subsidiary of Roadway Corporation.

PICKUP & DELIVERY (P&D)
Local movement of freight between the shipper (or pickup point) and the origin terminal or between the destination terminal and the consignee (or delivery point).

P&D VEHICLE
Equipment used in the pickup and delivery of freight in a terminal's local operations.

REIMER EXPRESS LINES LTD.
Subsidiary of Roadway Express, Inc., and Canada's largest common carrier. The Company offers customers a fully integrated state-of-the art transportation system extending across Canada, the U.S. and Mexico.

ROADWAY CORPORATION
Holding company formed to pursue acquisition, merger, partnership and other opportunities related to Roadway's core competencies in transportation and e-business. Principal holdings include Roadway Express and its subsidiaries, Reimer Express Lines Ltd. and Roadway Express S.A. de C.V.; New Penn Motor Express, Inc.; and Arnold Transportation Services, Inc.

ROADWAY EXPRESS, INC.
Largest operating unit within Roadway Corporation. Specializes in two-day and beyond less-than-truckload (LTL) service throughout North America, with export service to 66 nations worldwide. Operates two subsidiaries, Reimer Express Lines Ltd. in Canada and Roadway Express S.A. de C.V. in Mexico.

ROADWAY EXPRESS S.A. DE C.V.
Subsidiary of Roadway Express, Inc. Fully integrated into the Roadway Express network, the Company provides seamless cross-border service direct to all significant market areas in Mexico, Canada and the U.S.

TRUCKLOAD (TL)
Large-volume shipment from a single customer that weighs over 10,000 pounds.

Corporate Information

BOARD OF DIRECTORS
Frank P. Doyle
John F. Fiedler
Dale F. Frey
Phillip J. Meek
Carl W. Schafer
Sarah Roush Werner
Michael W. Wickham, Chairman of the Board

ROADWAY CORPORATION OFFICERS
Joseph R. Boni III, Treasurer
John G. Coleman, Controller
J. Dawson Cunningham, Executive Vice President and Chief Financial Officer
John J. Gasparovic, Vice President, General Counsel and Secretary
Matilda A. Harris, Vice President – Corporate Marketing
Kenneth F. Leedy, President – Roadway Next Day Group
Victoria L. Strauss, Vice President – Corporate Operations Development
Robert L. Stull, Vice President – New Venture Commerce
James D. Staley, President
Michael W. Wickham, Chairman of the Board and Chief Executive Officer

PRINCIPAL OPERATING SUBSIDIARIES AND OFFICERS

ROADWAY EXPRESS, INC.
John D. Bronneck, Vice President – Operations
Robert B. Carr, Vice President – International
Brian M. Curran, Vice President – Southern Division
J. Richard Deardorff, Vice President – Maintenance and Corporate Services
John G. Ferrone, Vice President – Labor Relations
Terrence M. Gilbert, Vice President – Northeastern Division
Christina F. Lauria, Vice President – Pricing Administration
Thomas V. Lopienski, Vice President – Human Resources and Risk Management
Daniel Marsico, Vice President – Midwestern Division
William W. Michael, Vice President – Marketing
Michael J. Murphy, Senior Vice President – Corporate Sales
Robert W. Obee, Vice President and Chief Information Officer
T. J. O'Connor, Vice President – Western Division
James D. Staley, President and Chief Operating Officer
Craig B. Tallman, Vice President – Sales

REIMER EXPRESS LINES LTD.
Allan N. Robison, President and Chief Executive Officer

NEW PENN MOTOR EXPRESS, INC.
Stephen M. O'Kane, President and Chief Executive Officer
James E. Devlin, Vice President – Sales
Steven D. Gast, Vice President – Corporate Planning

ARNOLD TRANSPORTATION SERVICES, INC.
Michael S. Walters, President and Chief Executive Officer

CORPORATE OFFICES
Roadway Corporation
1077 Gorge Boulevard
P.O. Box 471
Akron, Ohio 44309-0471
Telephone: 330-384-1717
www.roadwaycorp.com

TRANSFER AGENT & REGISTRAR
Computershare Investor Services
Attention: Shareholder Services
Islander One
7550 Lucerne Drive, Suite 103
Cleveland, Ohio 44130-6503
Telephone: 800-991-8947

INDEPENDENT AUDITORS
Ernst & Young LLP, Akron, Ohio

ANNUAL MEETING
The annual meeting of shareholders of Roadway Corporation will be held on Wednesday, March 27, 2002, at 9 a.m. at the Sheraton Four Points, 3150 West Market Street, Akron, Ohio. A formal notice and proxy statement, with proxy, will be mailed on or about February 22, 2002, to each shareholder of record as of February 12, 2002.

COMPUTERSHARE INVESTOR SERVICES DIRECT OWNERSHIP OF CORPORATE SHARES (DOCS)
Roadway Corporation common stock may be purchased through automatic dividend reinvestment, automatic checking/savings account debits, and/or optional cash investing through Computershare Investor Services DOCS Program. A brochure describing the Plan and enrollment procedures is available on request from Computershare Investor Services at 800-991-8947.

FORM 10K
Copies of the Form 10K Annual Report to the Securities and Exchange Commission can be obtained through the Corporation's World Wide Web site at www.roadwaycorp.com, or upon written request from:

Office of Corporate Secretary
Roadway Corporation
P.O. Box 471
Akron, Ohio 44309-0471

STOCK LISTING
The Corporation's common stock trades on The Nasdaq Stock Market® under the symbol ROAD.

www.roadwaycorp.com

Roadway® Corporation

1077 Gorge Boulevard
P.O. Box 471
Akron, Ohio 44309-0471
330.384.1717